ZERO CHEATING

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Disclaimer:

The following comprehensive business plan was uniquely crafted for Zero Cheating, Inc. Suggested business planning, execution, marketing media strategies and implementation procedures are based on the results of extensive analysis, study of industry and media trends, and application of specifics unique to Zero Cheating, Inc. This plan will derive a complete business strategy that will culminate successful results for Zero Cheating, Inc.

Zero Cheating, Inc. is comprised of an innovative and seasoned group of executives with extensive expertise in areas of business development, financial technology, and lending operations. This plan in no way guarantees success of Zero Cheating, Inc. objectives but serves as a tactical strategy and plan to launch the prospective initiatives Zero Cheating, Inc. has orchestrated herein to assist in achieving its' desired results.

TABLE OF CONTENTS

The proposed Business Plan includes both labeled figures and graphic presentations as titled herein

1.0 Executive Summary

Zero Cheating is a fully automated exam proctoring service that ensures academic honorability with online exam taking. Zero Cheating solves two ongoing problems in the industry. Privacy and discrimination issues have become formal legal complaints issued by The Electronic Privacy Information Center (EPIC). The organization has filed five separate suits against online test-proctoring service companies. The second issue is cheating stays undetected by existing proctoring companies allowing students to continue to circumvent the barriers put in place. Zero Cheating provides an alternative proprietary software and patent pending technology solution. The company detects and prevents cheating, respects student's privacy and rights while avoiding discrimination issues.

The company's proctoring service focuses on exams at numerous institutions including education, professional associations/certifications, and government related entities. The simple nature of the technology and services allows for wide scale distribution at both a national and international level. The service makes online exams more practical, fair, and secure. The current solutions have discrimination/privacy issues and fail to stop cheating. Zero Cheating is a more effective solution in both areas. First, the company uses a patent-pending camera with a wide-angle lens and 360-degree motion sensor. The wide-angle lens prevents the test taker from using their phone off-camera and the motion sensor detects anyone else in the room. Second, the software includes multiple identity verification methods including facial recognition, retina scanning, fingerprint, and voice recognition. Thus, the person's identity is easier to verify and less likely to have discrimination issues.

Most proctoring services currently use a room scan to identify any disallowed materials or other people in the room. Unfortunately, exam takers can often hide extra notes, devices, or other materials from the scan. Also, an extra person can easily remain off camera as well during the scan. Thus, the room scan is not a reliable mechanism for verifying the test environment. Additionally, room scans are invasive and were recently ruled unconstitutional by U.S. district court Judge J. Philip Calabrese. Subsequent artificial intelligence programming does not adequately solve these cheating problems. Conversely, Zero Cheating 's wide-angle camera negates the student's ability to hide items outside the viewing area. Additionally, another person in the room is easily detected by the 360-degree motion sensor. Thus, Zero Cheating solves these cheating issues.

Zero Cheating's fully integrated proctoring service provides minimal room for error ensuring the university's brand and integrity remain intact through honest test-taking.

1. Objectives

Short term objectives:

Zero Cheating has a short-term goal to complete the development of the camera prototype and software. During the first year of business, Zero Cheating intends to test the camera/software system on a sample of over 100 students generating proof of concept.

Zero Cheating 's long-term goal is to penetrate the primary and secondary markets over a multi-year period. By the end of Year 5, we expect to complete the following:

US Universities (Primary market):

- There are 19.6m students in the US and 5,300 universities. Zero Cheating expects to secure 20% of the entire market, which means Zero Cheating contracts with 795 Universities by the end of year 5.

Executive Education (Secondary Market):

- There are over 700k companies in the US with 20+ employees. Of those companies, some require certifications or licensure for upskilling, training, and professional development. Zero Cheating is expecting to acquire approximately 5% of those corporate firms as clients, more specifically those firms seeking to provide proctoring software services for state and federal mandated certifications and or licensure. Given the mandated state and federal requirements, we expect to capture 25% of the market by the end of year five, translating to roughly 9,000 companies in the US alone.

Global Education:

- There are approximately 45m college and university students globally. The goal is to target 1% of the entire market, which means we expect to sell to a total of 122 universities and colleges by the end of year 5.

Given the 5-year market penetration strategy, we expect to complete the following milestones:

- Y1: Complete camera prototype, software development and conduct R&D
- Y2: Penetrate the primary target market by 10% for a total of 1,060 U.S. college/ universities.
- Y3: Increase market penetration by 15% of our U.S. primary target market of college/ universities for a total of 25% of our target market share. Also, begin penetration of the target 9k corporate customers by 15%.

- Y4: Continue to grow the U.S. college/university market by an additional 30%, continue to grow the corporate customers by 25%, and begin to penetrate the target of 122 global college and university schools by 5%.
- Y5: Reach the 20% market share goal of the U.S. college/university market by adding on an additional 45% of the market. Plus, we plan to continue to grow the corporate customers by 30%, and we plan to continue to grow the global college and university market by 15%.

Initial Startup costs:

The following startup costs and annual expenses are expected in the initial launch of Zero Cheating .

Startup Costs:

- Legal Contracts: $50,000
- Website: $25,000

Annual Expenses:

- Annual Marketing Expenses/growth rate: $250,000 (10% YoY increase)
- Legal/Licenses: $75,000
- Miscellaneous (Website, Accounting, etc.): $50,000

Long term objectives:

The company seeks to prepare for continued sales and growth through Y1. The company maintains the possibility of a five-year exit with a forecasted valuation of $156m (Conservative EBITDA multiple of 10x). The valuation is conservative as industry standards also suggest a 12.34 multiple according to New York University (2022). In addition, should only the primary and secondary markets be considered for exit or acquisition in Y5, the valuation stands at $149.6m.

Additionally, the forecast conservatively assumes Zero Cheating bears 100% of the cost of the cameras ($5 each). Universities often pass extra costs to students in the form of administrative or technology fees. Thus, it is highly likely this Zero Cheating would not incur this cost. The adjusted exit value increases to over $300m.

2. Mission, Vision, and Values

Mission:

It is the mission of Zero Cheating to protect academic integrity through the oversight of all academic and professional examinations in online testing environments.

Vision:

Zero Cheating seeks to become the preferred proctoring partner for all academic institutions, testing centers, and corporate learning and development facilities around the globe.

Values:

Zero Cheating is guided by values established for both us and partners. Principles include:

- Protect anonymity and privacy in exam taking.
- Safeguard the integrity of the institution serving the student body.
- Enhance service and support for all test-takers.

3. Business Overview

The Zero Cheating approach stems from the founder's experience as an owner of a tutoring company. The founder has heard hundreds of firsthand examples of cheating directly from students either in person or group chats. In fact, he has seen students form large anonymous group chats on Discord with over 75 students sharing test questions and answers. Cheating is rampant and continues to be a detriment to the true success of the student as well as the reputation of the university. Zero Cheating developed a proprietary solution to combat the continual problem of ongoing cheating.

Other companies in industry such as Honorlock® and Examnity® attempt to solve the ongoing cheating dilemma but fail. Zero Cheating provides a patent-pending solution that improves the integrity of the exam-taking and proctoring processes.

1.4 Industry Overview

Millions of college students facing final exams, professionals pursuing new qualifications and others are asked to take important tests at home using programs such as Examnity®, ProctorExam®, Proctorio®, Respondus®, and ProctorU®—software designed to fight cheating by getting a human or machine to remotely watch for suspicious behavior in test takers' faces, rooms, and audio levels.

The online examination industry assesses the applicant's knowledge using timely and supervised methods. Online tests are scalable and a highly productive alternative to center-based exams. The scalability of online exams is one of the major factors that fuel market growth even with existing competitors. The market for online exam software is further accelerated by increasing expectations of students to take the test at any time from any device. Growing demand for holding the content secure until the test starts is also an advantage as paper leaks are a major issue faced with most institutions. While there are still digital transfers such as notes or answers passed via phone, email, or text messages, the Zero Cheating secure software and camera system prevents such violations.

Currently, the proctoring software industry sector is expected to continue to grow strong with an expected CAGR of 18.1% through 2028. The expected market size by this years' end is likely to exceed the $500m in gross revenues from 2021, with an expectation to reach $1,578m by 2028. While the main players in industry, ProctorU®, Pearson Vue®, and ExamSoft® are doing incredibly well, data still supports the need for an alternative solution to combat the challenges those same market leaders have encountered. The current software and proctoring services are still poorly preventing and detecting students from continuous cheating on virtual exams. The entrance of Zero Cheating expects to cause an influential change in the space reducing these primary concerns.

Encountered problems also include privacy violations, compromised accessibility, complex technology requirements, and lack of fairness.

Students cheat on exams in a number of ways; however, the two most common are through usage of their cell phones and another person in the room. Students primarily use their cell phones to send and receive exam photos, and access websites such as Chegg, Quizlet, Coursehero, and Mathway. Cheating with another person in the room involves the third party being off camera but able to view test material and communicate answers.

Nearly 33% of students admit to online cheating in the U.S. market and nearly 73% reported in a survey in India admit that they have cheated. Advancements in technology like Zero Cheating's 360-degree wide angle view camera minimizes alarming issues, reduces red flags and encourages true test taking. The wide-angle view lens ensures the student's upper body, hands and keyboard are always visible. The student is thus unable to touch any illicit notes or devices to facilitate cheating without being detected.

Zero Cheating also uses multiple verification processes. Partner institutions may choose one or more ways to verify a student at the time of test taking.

Customers can:

- Match the student's webcam view to appropriate identification
- Use biometric scanning - fingerprinting, retina scanning, facial recognition, and/or audio

When verifying student identity, proctoring companies compare the student's webcam image to the small photo on their student ID. Unfortunately, this process leads to errors as the student ID photo is a low-resolution version of the original photo taken and stored by the University. Conversely, Zero Cheating matches the student's webcam view to the full resolution photo taken by the University thus significantly increasing accuracy.

Additionally, some students experience discrimination due to having Attention Deficit and Hyperactive Disorder. Many of these students suffer from frequent uncontrolled movements. Students with physical disabilities are often flagged as non-compliant in comparison to the general population. Rather than benchmarked student behavior against the general population, Zero Cheating compares the student's behavior to a pre-recorded practice test by the same student. This process avoids discrimination issues by comparing the student's behavior to a more relevant baseline.

Zero Cheating hopes to partner with a world-wide vast number of testing centers, educational and certification institutions by providing its patent-pending software service solution to the industry. The company seeks to gain market share and popularity through its accurate performance and detection capabilities thereby eliminating prior industry competition.

5. Keys to Success

The E-learning market is only growing to greater heights with the expectation of reaching $645bn in market size by 2030. Zero Cheating recognizes the need to solve existing competitor problems and client issues within the market. Institutions are often faced with restrictions on what they can and cannot see when online exams are being taken. Privacy issues as indicated prior remain a constant issue with patrons. Zero Cheating shall be successful in reducing several pain points beginning through its' excellent patent-pending product and software. Additionally, staying ahead of the curve technologically, including an innovative cloud-based software system and a skilled IT team will allow for expedited timeliness and reduced errors.

In order to achieve Zero Cheating 's business plan objectives, it is prepared to establish its' operational practice through the following actions:

1. Complete patent-pending product and software requirements

2. Enhance business development efforts through new and existing relationships
3. Utilize existing database of university leads that currently pay for proctoring services
4. Pay for lead source service through Salesforce® for large email and drip campaigns
5. Hire and train additional sales personnel
6. Increase customer exposure through execution of a marketing plan
7. Invest in emerging technologies to keep up with changing needs and demands
8. Embrace agility and faster innovation than the competition
9. Increase the current product portfolio as needed

Additional Key Strategies for Success:

Both the operational and marketing strategies are central to the success of the plan. Both the operational and marketing strategies of the business plan shall be properly aligned so all objectives may be achieved with the utmost possibility.

Zero Cheating intends to spend time educating the consumer through relationship building and marketing. By educating the consumer on how to better account for privacy violations and test-taking misnomers, Zero Cheating is promoting a better-quality and more accurate proctoring experience. Accurate test-taking reporting helps to drive credibility to the brand. A strong online presence is necessary to help promote showcase the differentiating success factors of the Zero Cheating marketing strategy. Some of these key marketing strategies for success include;

- Being featured through display ads and banned on multiple social sites such as; Linkedin®, Alignable®, and more.
- Advertising in trade and industry publications, e-books, blogs, authoritative papers
    a. Timely media campaigns during peak school registrations seasons (i.e., beginning and end of term/semesters)
- Hyper-localized mobile responsive marketing and geo fencing
- National digital print media marketing in key geographic locations
- Search engine optimization for website creation and traffic improvement

The likelihood of success for Zero Cheating is high given the business model has been proven prior with existing competitors. Zero Cheating sets itself apart through its new ways to prevent cheating, catch cheating in the act and its existing relationships in the industry. The pricing model for Zero Cheating is competitive and allows for scalability given the growth rate of the e-learning industry.

Zero Cheating is also expected to:

- Create long-term satisfaction through retargeting and re-enrollment of its' services.

- Offer generous compensation to its' employees keeping the morale and culture of the company on the up and up. By building a strong sales team and compensating employees well, it also helps in not diluting the brand due to low-cost structure or lack of resources.
- Provide constructive to feedback to personnel on ways to interact with the customer, timeliness of responses, objections, and relationship building. Surveys and data analysis shall be used to improve the experience of the consumer and the staff.
- The Executive Team shall also contribute to the credibility of the company through their industry experience and education.

6. Company Summary

Zero Cheating is a software proctoring and identity verification platform for distance learning. The Company offers recorded and automated solutions for exam testing through its' patent-pending software and camera technology solutions. The Company shall look into live proctoring based on the feedback from the industry as the company grows.

Sector: Technology
Industry: Software and Tech Services
Sub-industry: Software

7. Company Ownership

Neil Parsont currently owns 80% of the Zero Cheating company. At this time, Zero Cheating has authorized 8m shares of common stock. Stock issuance may change dependent on funds raised and sought. The rights and privileges of these shares will be stated in the company's Articles of Incorporation.

The initial cap table prior to any funding is as follows:

Table 1: Current Ownership/Partners and Share

Owner	Percentage of Shares Owned
	50%
Neil Parsont	80%
Dr. Sarit J Levy	10%
Mathew Bordy	10%

The company may seek to raise additional equity funding from its principals and outside private investor funding.

Additional working capital will be raised depending on expected market share acquisition to effectively reach the projected goals at the end of Year 5. The current business plan includes a projected growth summary into secondary markets. Tertiary markets are not considered for preliminary gains.

**Percentages may change subject to contractual agreements with multiple parties*

Executive Team:

The Zero Cheating executive team consists of its Founder/CEO and Chief Business Development & Strategy Officer, both of whom have extensive experience in the education industry.

Neil Parsont, Founder, Chief Executive Officer

Neil's experience lies primarily in the education industry with a strong fervor and successful entrepreneurial spirit in the tutoring sector. Competing and winning the notable 2012 Florida Atlantic University Business Plan Competition, Neil transformed his academic pursuits into a 15-year career utilizing his newfound expertise, helping thousands of students achieve their academic goals. Neil graduated with his MBA from FAU and has continued to pursue his business ventures inclusive of raising over $500k+ in debt and equity capital for other start-ups. His latest endeavor, Zero Cheating is expected to be just as triumphant.

Dr. Sarit J Levy, Chief Business & Strategy Development Officer

As a seasoned c-suite executive, Dr. Sarit J. Levy has developed and transformed multi-industry organizations to reach scalability and or acquisition. Dr. Levy has excelled in both the virtual and hyper-localized environments in business as an academic, an entrepreneur, and professional. She currently acts as the Chief Learning Officer and Chief Revenue Officer for Zschool, a world-wide university partnership organization. In 2022 alone, Dr. levy has procured nearly $40mm in revenue through client attainment in new business increasing Zschool's net position by 42%.

Developing the first quantitative scale globally that measures firms' entrepreneurial success and innovative contributions collectively. Dr. Levy has pioneered the collaborative scale to predict the best-performing firms to date world-wide. Dr. Levy has utilized the methodology in her own organizations and has assisted firms in Jamaica, Surname, Croatia, Latin America, and Central Europe.

Dr. Levy has served as an acting CMO, CSO, COO and Advisory Board member for several organizations. An academic scholar and faculty member for universities such as New York University (NYU), and University of Miami, Dr. Levy has forged the path of building extensive educational business programs around the globe. Her academic presence and research

pursuits have been welcomed in countries such as China, Denmark, and Sweden. Multi-lingual in Hebrew and English with a fundamental understanding of Spanish, and Arabic Dr. Levy is able to converse in diverse business environments. Dr. Levy has also been recognized as an SME in leadership, knowledge spillover, new product development, sustainability, entrepreneurship, innovation, marketing in virtual and localized alliances, an expert international negotiations. Dr. Levy is published in several double-blind peer reviewed journals around the world and has served clients on shows like Shark Tank.

Dr. Levy holds a Doctorate in Business Administration as well as a Master of Science in Computer Science and Management Engineering. She also has attended law school with a special concentration on business contracts. Dr. Levy has been a part of many successful accreditation processes, curriculum development, and influencer in business leadership and pursuit. From patent acquisition to business and marketing plan writing, Dr. Levy continually seeks to deploy successful foundations and practices for each organization she encounters.

Matthew Bordy, Founder Prototype House and Product Engineer

A serial entrepreneur and product development professional, Matthew Bordy brings creativity and a unique view on the world of product development and business. Matthew is experienced in product development management and manufacturing from consulting new startups and running a product design group for a fortune 500 company. He has led and participated in numerous programs with national and international brands, such as: Office Depot, Home Depot, Lowes, BMW Design works USA, ACCO, V-Tech, Li & Fung, Big Red Roster, Emerson, SanDisk, Skill, Craftsmen, Husky, Workforce, Case Logic, and private labels.

Matthew believes that achieving success is all about building relationships, collaborating, thinking a little bit differently and adhering to timelines. With a background of working with top brands and companies throughout his career allowed him to launch his main venture Prototype House Inc. in 2013. A one-of-a-kind product development firm that is a resource for startups looking for help with product development, prototyping, engineering, and manufacturing. Mathew plays a critical role in the development of both the patent-pending camera and software being used by the Zero Cheating company.

8. Growth Summary

The key elements are critical to the beginning stages of Zero Cheating's development:

- The developments of a functional remote workspace to ensure all team processes and project tasks are adhered to.
- Funding of first round investments to conclude software and technology development and testing.

- Initiation of further research and development of existing and future services offerings, partnerships, as well as expansion into secondary and tertiary markets.

- An evaluation of current and future employees' salaries, expectations, role evaluations, assets, and necessary expenses based on market saturation and
- A comprehensive marketing plan to determine product placement, positioning, and customer orientation.

Startup funding of $50,000 was initially raised from the founder of the company for the business plan, software development, and patent procurement. Zero Cheating is now propelled to move forward into its' final development phases with marching orders to secure sales. Zero Cheating agrees to perform in accordance with the objectives outlined in the business plan in order to attain the spatial and financial objectives in the five-year pro-forma.

Current expenses as per profit and loss are built into the existing financial structure of this plan and considers future and current working capital. Any additional capital obtained through this plan, or any fund-raising exercise is expected to provide an additional boost calling for said funds to be infused into the operation of the business.

9. Company Location and Facilities

Zero Cheating is a virtual organization whose workforce is remote. It is incorporated in the State of Delaware. The company does not see a need to expand into a physical location at this time.

2.0 Product and Services Description

Proctoring Software and Services Overview

Online proctoring involves the use of virtual tools for monitoring student activities during assessment activity. These tools (as they continue to overcome their limitations) have the potential for students to take an online exam at a remote location while ensuring the integrity, security, trustworthiness, and reliability of the online exam. This includes the authentication of the student and their identity to secure and maintain the integrity of an exam and its administration. Zero Cheating specifically overcomes the limitations through its patent pending camera technology and software system. However, to distinguish between the competition and Zero Cheating, a firm understanding, and definition of online proctoring is required.

Online proctoring has two major components. First, the availability of a web-camera on the student's computing device needs to be activated to video record the physical learning space and everything the student does during the examination period. The examiner or the proctor is able to remotely monitor this video recording. The examiner or proctor is able to identify potential cheating, suspicious movements, and posture such as talking to someone in the room, looking at a book, mobile device, or other printed media for answers. However, without using

AI, this is completely dependent on the skill level and concentration of the proctor watching remotely. This differs with AI, as a more precise proctor experience is possible without human error. Second, is lockdown, which will prevent the students from using any other computer applications including the Internet browser, and user-computing processes (such as copying, pasting or printing) that can lead to potential cheating during the exam.

The proctoring system also monitors and records all the student's computer and internet activities during the exam such as websites that the student tried to access. The video recording of the entire exam is made available for review by the instructors or examiners either simultaneously or afterwards.

The Zero Cheating method of monitoring prevents cheating from other peripherals and technology such as; HDMI cords, casting, virtual machines, air dropping, and fake video feeds.

There are four standard product description features of online proctoring systems;

1. Authentication of the registered student taking the online exam through ID verification
2. Browsing tolerance – limiting the student from using their computer for other tasks.
3. Remote authorization and control allows the proctor to start, stop, and pause the exam when suspicious activity is identified. *Note this is for live proctoring via remote authorization and not proctor services with AI only.
4. Report generation, which reports the student's activities during a proctored exam.

Each of these features are similarly supported in the product description for Zero Cheating. However, Zero Cheating has taken the common features of authentication and enhanced the experience to detect and prevent cheating where other companies fall short.

The Zero Cheating camera and software product has the aforementioned features but strengthens the product offering through its' additional novel features, including;

- Biometric fingerprint, retina scanning, facial recognition, audio, and photo match collectively to ensure identification is authenticated unlike existing ID verification of simply matching a student photo ID to the student via a webcam view; a flawed methodology. Note that the institution has the option of using one or more of these methods to avoid discriminatory practices but that not all are needed.
- Patent-pending wide-angle webcam that shows the full upper body of the student taking the exam including the keyboard and surrounding desk area.
- Patent-pending camera also uses a direct side-view to see in and around the student without violating the student's privacy through full room panning.
- Patent-pending software visually detects phones, calculators or other illicit devices in room
- Patent-pending utility of 360-degree motion sensor to detect another person in the room
- Background filter to protect against privacy issues
- Patent-pending utility of Infrared technology that can detect communication waves and pulses of people and devices

- Technology and software reliance on directly observing the students and surrounding areas through AI and motion sensors, reducing technology bias and discrimination.
- The patent also protects competitors from copying the Zero Cheating methodology and accompanying technologies.

In considering the right product for the educational institution several additional factors are also considered.

- Ease and flexibility of integration with the existing institutional learning management system
- Technical performance and robustness of the proctoring system (sometimes over low internet bandwidth, poor hardware capabilities or electrical power failures), level of efficient task automation, and reporting capabilities.
- Privacy protection and management, security and anti-fraud measures, and their associated costs for implementation and damage control when legal ramifications ensue.
- Seamless separate browser integration into existing learning management system, avoiding complications with multiple browsers and browser extensions.

Zero Cheating maintains features in the design and execution of its product and software that meets each of the factors listed concerned by academic institutions.

Product and Services Cost Description

The price of the service is: $10.95 per student annually for institutions, and testing centers. For the secondary market of corporate clients that use proctoring service companies for licensure, the price increases to $19.95 due to a lower quantity of purchases. Institutions and test centers purchase in significantly larger quantities are thus highly discounted. Since all services are automated and use AI, Zero Cheating can proctor multiple exams for hundreds of students at the same time.

2.1 Competitive Analysis

There are multiple online proctoring systems and types of proctoring services. Live proctoring is one method whereby a human proctor monitors or supervises the exam virtually. The human proctors are not necessarily trained professionals but are expected to ensure the authenticity of the student and look for any red flags such as suspicious eye or facial movements or the appearance of any unverified device that could indicate possible cheating. Since there is human involvement in live proctoring there is a significant opportunity for bias, racism, and discrimination. Live proctoring also requires the exams to be scheduled at a specific time depending on the availability of the proctor on a given date and time. This has equal human involvement as traditional offline exam supervision.

Recorded proctoring involves the video recording of camera images and logs of the student taking an online proctored exam, where the proctor reviews the recording at a later time and assesses the integrity of the exam (i.e., whether or not any fraud/cheating was committed during the exam by the student). This allows students to take an exam at any time hence allowing multiple exams to take place simultaneously. However, this too requires human intervention for reviewing the recordings, which can be challenging and difficult to scale.

In automated proctoring – human proctors do not monitor or review the entire exam, instead, the proctoring system identifies key events of possible fraud or cheating. The individual that is reviewing the exam is then alerted to assess these events to determine if fraud or cheating has occurred. This form of online proctoring is generally considered more convenient for the students as they are not required to arrange live proctors for their tests and exams. This method also avoids scheduling issues, location challenges and human proctor constraints. Artificial Intelligence is used in this scenario; however, current proctoring software still faces many issues. While there are a few competitors in the space, they have yet to solve issues related to the usage of artificial intelligence such as ID verification, jerky movements, that flaw the reporting, and the like. Zero Cheating combats many of these dilemmas with its patent pending 360-degree camera and patent pending software. Zero Cheating is also able to produce a better product with its notably secure camera system and privacy/authentication software making it more desirable across all three target markets at an efficient price point allowing for the detection and preventions of exam fraud. Current competitors often produce false positives that lead to inaccurate reporting. Zero Cheating is able to flag events more accurately by accounting for movements, sensors, full body view and stronger ID verification (*See Figure 1 Three Types of Proctoring Systems*).

Figure 1: Three Types of Proctoring Systems


Types of Online proctoring Systems
Live Proctoring
Recorded Proctoring
Automated Proctoring
- Real time proctoring system
- Human proctor is involved
- Suitable for theoretical exams and the exams which long last for 2-3 hours
- Human proctor can track eye movements, recognize face of students, can flag if students found cheating and malpractice
- Requires competence in use of technological enhancements
- involves video recording of candidate during examination and other log details.
- Post proctoring involves tracking eye and face movements, object and face detection, log analysis etc.
- Human intervention is required but it very time consuming and costly
- more advance version where human do not proctor for whole time, they just review
- system identifies fraud and cheating through various algorithms and technologies
- Since human proctors are not involved , It is cost effective
- Such type of systems are more complex to design.

In addition to the aforementioned, when choosing the right proctoring partner several factors should be considered:

- Ease of use
- Flexibility of integration
- Technical performance
- Technical accuracy
- Efficient task automation
- Reporting capabilities
- Privacy protection and management
- Security and anti-fraud measures
- Associated cost

As previously noted, flexible options for online learning are on the rise with an industry reaching nearly $325bn in years to come. This growth has spilled over to the global market due to the ability to communicate and interact in a fluid online environment. The growth of the industry makes the primary, secondary and tertiary markets easily attainable for Zero Cheating through its novel product and technology service.

As online learning and exam taking becomes more popular so does the need for test monitoring. Moreover, the sensitivity of the information collected raises concerns among the academic community paving the way for Zero Cheating to perfect the proctoring process. In addition, there have been multiple federal lawsuits against the existing competitors such as Honorlock® surrounding improper usage of the technology affecting privacy of students. Current systems, like Almeira® are using audio and facial recognition but lack in preventing cheating, tab locking, multi-factor authorization and authentication, better biometrics, question bank randomization, and blockchain technology. Recent studies have shared the aforementioned information in an effort to alarm market players what needs remain in the sector. Zero Cheating challenges the current competitors by offering the likes of those same features needed. Other missing components that Zero Cheating shall choose to include in its' stages of software development may be:

- Webcam detections of behavioral fraud
- Compliance with GDPR
- Mitigating the absence
- Screen-sharing programs
- Keyboard stroke listening programs
- Technical controls to mitigate the absence of physical (spatial) controls
- Lockdown browsers

In examining several Artificial Intelligence proctoring systems there are a few that are close in comparison to Zero Cheating.

ProctorU® is an example of an online proctoring system (OPS) that uses a microphone and webcam. It is a live proctoring system in which the proctor guides students through the entire process of an online exam, and also monitors them using the webcam. Proctors are required to ensure that no unauthorized materials are present before the start of the exam. They are also required to verify the student's identity by asking them to present their ID cards. Students are required to maintain an uninterrupted audio-visual connection to the proctor throughout the session.

Kryterion®, a widely used commercial OPS uses an approach very similar to the one used by ProctorU®. The Artificial Intelligence module of ProctorU®, however, isn't highly secure and can be deceived, which is why the company recommends using their hybrid solution to maintain high security. This hybrid solution augments automated proctoring with professionally trained live proctors, who have the ability to interrupt the test and intervene in case they suspect something.

Xproctor®, another popular OPS, authenticates students & constantly tracks and monitors them via facial recognition, behavior video streaming, audio and photographic methods. It also supports various LMS, which when installed on the person's computer, paves way for unlimited photo captures, screenshots, and video captures.

Another example of a proctoring system is the EU-funded project TeSLA®. TeSLA® aims at developing techniques for the verification of test-takers via biometrics. This involves facial recognition, voice recognition, keystroke analysis and fingerprint analysis to ensure that no impersonation is taking place, and that the answers are being given by the actual test-taker. This is currently in the European Union and is closest in proximity to some of the features

The PSI Bridge® platform makes use of a proprietary lockdown browser and a self-authentication scheme, to ensure proper compliance, while also maintaining student privacy and minimizing security risks. It is a highly secure platform that doesn't need any access to the student's computer to verify the exam's integrity, hence making it non-invasive. The exam session is recorded and stored in an LMS server that is integrated with a cloud-based SaaS. Exam logs and flagged violations are also stored, whereby the proctor can review it later.

In ProctorExam®, spatial controls are augmented by utilizing a highly innovative 360-degree monitoring system. This monitoring includes webcam, screen-sharing, and a smartphone camera positioned in such a way so as to view everything around the test-taker. It also uses facial recognition to flag cheating attempts.

Zero Cheating's patent has nearly all of the features of each of these OPS systems in one combination making it a stronger and viable competitor. In *Table 3*, a list of Online Live Proctoring companies is compiled versus fully automated Artificial Intelligence proctoring systems.

Table 2: Online Live Proctoring Systems vs. Automated Proctoring Systems

Company Name	Live OLP	Fully Automated (AI) OLP
BVirtual®	Yes	Yes
Examity®	Yes	Yes

Global Campus Proctoring®	Yes	No
Kryterion®	Yes	No
Loyalist®	Yes	No
Mettl®	Yes	No
Pearson VUE®	Yes	Yes
Proctorfree®		Yes
Proctorio®		Yes
Proctortrack®		Yes
ProctorU®	Yes	
Respondus®	Yes	
SoftwareSecure®	Yes	
Tegrity®	No	Yes

Upon a more thorough review of the features of each of the aforementioned OPS systems it is apparent that several parameters are considered when assessed by the target customer, these characteristics are:

- Camera system
- Microphone usage
- Human proctoring
- Screen share / recording
- Application lock
- Biometrics
- Gaze tracking

Many of these components are individually a part of various OPS, but none comprehensively has all of the above-mentioned features. Moreover, there is not one single system that assesses technological factors such as security and infrastructure in combination with human factors such as psychological, socio-cultural, and behavioral. There are numerous benefits to an organization when the whole picture of the student is considered and not simply collectively false reporting conduct that is slated by poor user experience design. Communication between the examiner and the examinee can be more streamlined, hassle-free and faster when considering full body movements, retina scanning for identification. Results of the examination can also be generated faster and more accurately.

As a general understanding online learning has fostered growth in the online testing market, however many of the competitors in the industry as early adopters failed to consider challenges like privacy issues, multifactor authentication, frequent body movements, whole room views, and other ethical concerns that have become a factor in exam invigilation. These concerns have given rise to uncertainty and risk in the industry allowing for new market players like Zero Cheating to join the fold in becoming not just another possible quick fix, but the solution.

Finally, having reviewed several current competitors in the space and the previous research the following concept map details the existing Artificial Intelligence proctoring systems and the future of where it is headed (*See Figure 2 – Proctor Software – Past, Present and Future*).

Figure 2: Proctor Software – Past, Present and Future



Hardware Upgrades
Filter Background Noise
Technological Advancments
Future Scope
Potability/Ease to use on mobiles
Tracking Eye movements
Intergration using API
Artificial Intelligence based Proctoring System
Hardware
Requires
Issues
Cost of
Bandwidth
Needs
Isolated Environemtn
Restrictions
RAM
Webcam
Internet
Microphone
Human Oversight
Must be
Software
Include
Verification
Safe
Privacy Control
Fear
New Exam System & Interface
Answer Submissions Failure
Necessity
University Distance Learning
Remote Placement Tests
Entrance Exams
Trained
Non Intrusive
Ethical

With Zero Cheating's entry way into this lucrative space, it shall rely heavily on learning from its' predecessors, it's assessment of the industry's needs, and its ability to leverage its existing business development contacts in the industry. Zero Cheating's provisional patent is currently only in the United States, however, should the company choose to acquire a patent outside the United States, this remains a possibility.

2.2 Feasibility Study

Zero Cheating is highly likely to succeed due to the competition's inability to fully solve the industry challenges. Evaluating both domestic and international competitors reveals both groups are plagued by students circumventing their systems to cheat along with privacy and discrimination issues.

Technical Feasibility:

The camera used by Zero Cheating is a modified version of existing technology minimizing production cost and simplifying manufacturing. The patent also includes the optional integration of a secondary side view camera to view the physical monitor negating sticky notes or other cheating items outside the viewing area of the mounted camera. The ease of use of the device supports the notion that a change is needed in order to improve the current method and process of detecting cheaters. According to a research report on proctoring services in 2020 from

Swissnex© in Boston, universities typically invest hundreds of hours in the technical and pedagogical setup of proctoring tools. Many universities and companies spend countless hours training faculty on its uses and limitations, sending clear instructions to students, reassurance procedures and other processes to establish dishonesty in order to support an online proctoring tool. However, Zero Cheating makes the implementation process much simpler with its patent-pending AI-based software solution that accounts for many of these challenges not simply in the technology itself but in the administration and execution of prepared explainer videos and proof of concept testing and debugging prior to launch.

Market Feasibility:

While proctoring solutions have been growing throughout the last decade, the pandemic was an eye-opening moment for the industry. Amid the rapid shift to online learning, universities were flustered trying to secure new remote proctoring solutions. Proctorio®, one of the largest companies, experienced a more than 500% increase in exams monitored, from 4 million in 2019 to 21 million in 2020. ProctorU®, nearly tripled from 1.5 million exams monitored in 2019 to 4 million in 2020. At the same time, live proctoring services were short-staffed by pandemic lockdowns, and some universities had to switch from live proctoring to AI- based proctoring providing room for growth and stiff, stronger competition.

By November 2020, approximately 1,923 US universities were using one or more remote online monitoring tools according to Educause.com.

Financial Feasibility:

Pricing can be challenging as most contracts are custom based on the number of users, however there are general trends that the industry follows. Zero Cheating intends to fall in line with a standard cost per user business model at $10.95 per user.

Zero Cheating uses a competitive pricing strategy, matching the industry average of $10.95 per user. By including superior patent-pending cheating prevention systems at no additional cost, Zero Cheating is a higher value option for customers.

Current trends in terms of cost structure are based on types of proctoring services including:

- Lockdown browsers are typically purchased in bulk by the university. Some open-source solutions exist. Respondus® Lockdown Browser costs about $4000 - 5000 per year for an entire campus. They have a flat licensing fee 1,000 seats but unlimited licensing is available too.
- AI proctoring is generally $5 or less per exam. Students or the university can often purchase bulk or unlimited packages. These packages, if used heavily, can result in per exam costs that are less than $1. In the US, most universities pay for these subscriptions in bulk, providing the service free to students.
- Human audit of AI proctoring raises the price to around $5-8 per exam. A slightly higher cost can be expected for partial live proctoring.

- Full live proctoring is generally $15-20 for a 1-hour exam and more for longer exams. Some companies offer packages (usually bought by students) for unlimited monitoring in all classes.
- Recent data shows approximately 2 million university online exams were proctored in 2020 according to the electronic and privacy and information center. This data supports the need for unlimited exam proctoring as the industry sector grows and more exams are taken. Hence why the major industry competitors offer licensing with unlimited usage per student. Zero Cheating follows best industry practices with the same pricing model.

The price of the current services per user are for solutions that do not fully take care of the problems like privacy and security issues. These current services also still allow cheating due to their flawed systems. Zero Cheating's entry way into the market will command the same price as Honorlock®, but with a fully upgraded AI solution. The cheating detection solution and economic benefit for the end user/customer outweighs the cost of service based on precedent standards and history.

Using project cost analysis, revenue projections, other key financial indicators and valuation methods based on entrance into the primary and secondary markets, Zero Cheating has a sturdy chance of high performance in the marketplace.

Organizational Feasibility:

Zero Cheating is prepared to proceed forward with a strong organizational commitment and chief personnel whose experiences match those of other market leaders. Evidenced by the executive team's background, the Zero Cheating team has existing business relationships in the education and ed-tech industries. Indicators of the principles assure management prowess, resource sufficiency, and an evaluative skill set to understand the industry, market, and its' conditions.

Zero Cheating has a legal corporate structure of a C- Corporation with majority equity held by the founder, Neil Parsont. Internal principles include Dr Sarit Levy whose ownership is a 10% three-year vesting equity stake based on performance followed by Mathew Bordy with same. The leadership team at Zero Cheating is prepared to handle any legal or regulatory restrictions that may arise from any adverse situations that may arise in the industry. It is socially prepared to accept change and adjust to structure or power conditions.

Principle roles as defined:

- Neil Parsont ensures full development control of all patent and software acquisition and assist in investor procurement.

- Dr. Sarit Levy ensures all business development efforts are made and secured. Dr. levy will also help in any strategic and operational initiatives in the overall management of the organization as well as investor procurement. Dr. Levy's business development relationships and access to additional institutions in the higher education space holds a dollar value average of $50-$100m. Thus, Dr. Levy will leverage these significant contacts holding an equity position in Zero Cheating.

- Mathew Bordy, Founder of Prototype House, ensures all prototype and software development, testing, monitoring, tweaking and product manufacturing meet the highest quality and expectation for industry demand. Investing under the entity of Tech Pros, LLC – his company employs all the software and hardware experts necessary for development and continuous improvement. As opposed to receiving payment in excess of $100,000 for development of the first full software version, Bordy chose to contribute this work as an equity investment at no cost to Zero Cheating.

The feasibility study concludes the following:

1. The market study meets demand, aligns with the competition, and serves a viable need and opportunity.
2. The financial feasibility of the business model is clearly defined and supported by the objectives and anticipated performance.
3. The technological design and patent acquisition attest to the functionality, fitness, novelty and aesthetics of the product and services to be provided.
4. Pre-startup legal structures and operating agreements are in place.
5. A plan for maturity of operations over five years, financial stability, growth, and viability are projected and substantiated by industry patterns.

Overall feasibility is defined as executable at this time.

2.3 Market Analysis and Summary

The rise of online programs, increasing digitization of course materials, and the shift to remote learning during the pandemic have prompted universities to seek new solutions to ensure the integrity of assessments. In the United States, there are few specific industry experts that have led the wave of commercial solutions promising to deter and catch cheating exam takers. From surveillance to control devices to live proctoring, companies have outsourced software avoiding data and communication service processing agreements and 'pretending' to use qualified AI algorithms designed to meet the needs of the institutions according to EPIC standards per recent federal law suits. However, these algorithms are not publicly available nor verified by any independent third-party quality assurance. Thus, many of the industry players have experienced problems in their execution along with data privacy complaints. This scenario justifies need for a better product and protective service.

Many existing services have come under criticism for AI bias and loose privacy protections. However, as the online education industry expands its footprint so does the need for qualified remote surveillance that can detect and prevent academic dishonesty with clear scrutiny. Although not the only solution, with the rise of virtual instruction and learning there has been a steady increase of testing fraud. ProctorU® reported that its cheating rate in the months before the pandemic (January-March 2020) was 1%, while from April-June 2020 the cheating rate skyrocketed to 8%. In an article by the Washington Post (2020), surveys from post-pandemic students utilizing ProctorU reported they are four times more likely to cheat in online classes compared to in person, yet the reliability of a live proctor is not any better.

Online proctoring can reduce cheating if factors that reduce bias are considered. Increases in students caught cheating may simply reflect overall dishonesty rising at the same or faster rate, as opposed to a higher rate of discovery. Hence, why Zero Cheating seeks to detect and prevent cheating even before it happens. Most evidence for effectiveness of utilizing an AI proctoring tool and or service relies on anecdotes or the suspect claims of the companies themselves. One of the few concrete pieces of independent, peer reviewed research comes from a 2020 study of two large online courses (economics and geography). The instructors taught the courses without proctoring software for multiple terms, then introduced the software. They found that test scores went down on average by 10-20% after the software was introduced. In particular, they found a much higher standard deviation in proctored exams, with more very low scores. The lower average and higher proportion of failed exams indicate a likely decrease in cheating resulting from the proctoring software. There are many reasons why students cheat, including:

- Students not managing their time effectively to study
- Students do not care about the course as it may not be a part of their major or is an elective, they are not too interested in.
- The higher the stakes of the exam, the more likely the student will cheat
- Students following the 'crowd'
- Anonymity as a driver for cheating. They feel less ethically bound when hidden behind a screen or engaging an algorithm
- Cheating in greater numbers when there is an opportunity to do so
- Students believe they won't get caught

Students can easily circumvent the system since there is not currently a 100% accurate solution to the problem. A recent article in the NY Times featured 10 students who had cheated with remote proctoring, and none had been caught. One of the students estimated that 90% of fellow classmates had cheated while being proctored despite being monitored by the system's software. Many students reported they felt more willing to cheat because the software created a mentality that appeared to be us vs. them causing them to be less invested in honesty. Zero Cheating intends to provide a level of comfort for the student that currently is ignored by competitors. Zero Cheating brands itself as a lifestyle helper to their success by and through welcome videos explaining the motivation to assist the student to be successful rather than create an environment of negativity, blame and motivation to cheat. Respecting the student's privacy is at the forefront of consideration in these videos. Zero Cheating includes a background filter protecting the privacy of the student without compromising its ability to detect cheating. Zero Cheating transparently explains to students its methods to detect and prevent cheating creating more trust and compliance than other services.

The current proctoring software in the market also creates many false positives and mostly just flags loud noises, talking, or lots of facial and eye movement but does not consider innocent behaviors such as involuntary movement. One software, ExamSoft®, flagged one third of the exams for the California Legal Licensing (Bar) exam (over 3,000 flagged). After review, 98% of the flagged cases were cleared. False positives included staring away from the screen for

too long, background noises, or fidgeting, which are blameless, common occurrences. The Zero Cheating solution is reducing the margin of error for false movement if and when students fidget unintentionally such as when they have underlying disabilities such as Attention Deficit and Hyperactive Disorder fidget unintentionally.

Despite the positive attributes of current software solutions, students still often successfully cheat in the following ways:

- Use devices such as; cellphones, calculators or virtual machine software off camera
- Use extra notes off camera
- Use sticky notes on the monitor or behind the computer
- Write down test questions/answers to share with classmates
- Disallowed notes on cheat sheet
- Have an extra person outside webcam view to help
- Cast the screen to another person for help via:
    - HDMI
    - Air Dropping
    - Blue Tooth
    - Other
- Fake video feeds
- Use hidden earpieces
- Place their phone off camera and out of view
- View notes stored in calculator
- Run a virtual machine
- Hide their phone in a calculator shell

Despite the current proctoring services not having specific functions to detect and prevent all of the above cheating methods. universities still see remote proctoring as an extremely viable solution giving way for Zero Cheating to provide a better product and experience. Zero Cheating's software and camera system is specifically programmed to prevent and detect all of these methods, thus significantly reducing cheating.

Since the pandemic began, rates of cheating have also hit record highs with reports of one in fourteen students breaking the rules. A global analysis of data on three million tests that used the ProctorU® proctoring platform found that "confirmed breaches" of test regulations (clear evidence of misconduct) were recorded in 6.6 percent of all cases. This is nearly 14 times higher than the 0.5 percent misconduct rate detected in the 15 months prior to the start of the coronavirus pandemic, which triggered the widespread adoption of online assessments and online proctoring services.

Additionally, an in-depth review of some of the more popular proctoring systems noted in the competitive analyses, feasibility study, and market analyses has led the Zero Cheating team to realize it's unique position as an entrant into the marketplace

Table 3: Evaluation Matrix of Proctoring Features

General Proctoring Features	ProctorU®	Respondus®	Proctorio®	AIProctor®	US
Live human proctors available	Yes	No	No	No	No
Internet required	Yes	Yes	Yes	Yes	Yes
Secure/Encrypted Transfer of Data	Yes	Yes	Yes	Yes	Yes
Student can book any time for exam	No	No	No	No	Yes
Training provided	Yes	N/A	Yes	Yes	Yes
Proctor provider certified	Yes	N/A	Yes	Yes	N/A
Students can interact with proctors	Yes	N/A	Yes	Yes	N/A
Live Support	Yes	N/A	Yes	No	Yes
Proctor able to see students screen	Yes	N/A	Yes	Yes	N/A
Recorded video reviewing option	No	Yes	Yes	No	Yes
Automated proctoring	No	Yes	Yes	No	Yes
User required to authenticate	Yes	Yes	No	Yes	Yes
Password provided/required	Yes	Yes	No	Yes	Yes
Student ID verification	Yes	Yes	Yes	Yes	Yes
Recording storage option	Yes	Yes	Yes	Yes	Yes
Test review option	No	Yes	Yes	No	Yes
Incident logs with date and time	No	Yes	Yes	No	Yes
Customizing options for institution	No	Yes	Yes	No	Yes
Hides taskbar	No	Yes	Yes	No	Yes
Hides desktop	No	Yes	Yes	No	Yes
Stops minimizing window	No	Yes	Yes	No	Yes
Stops copying and pasting	No	Yes	Yes	No	Yes

Cheating Detection	ProctorU®	Respondus®	Proctorio®	AIProctor®	US
Retina scanning	No	No	No	No	Yes
Fingerprint authentication	No	No	No	No	Yes
Keystroke analytics	No	No	Yes	No	Yes
Ability for facial recognition	No	No	Yes	No	Yes
Ability for voice recognition	No	No	Yes	No	Yes
Side-view camera	No	No	No	No	Yes
Full body view	No	No	No	No	Yes
Room panning (front facing)	Yes	Yes	Yes	Yes	Yes
Room panning with background filter (side and all around)	No	No	No	No	Yes
Logs reports	No	Yes	Yes	No	Yes
Stops other applications	No	Yes	Yes	No	Yes
Stops starting other applications	No	Yes	Yes	No	Yes

Despite the competition, it is evident the features of the Zero Cheating camera and software solution detect and prevent cheating more accurately. Currently, the United States and Canada take the lead in requiring proctoring software at their learning institutions and test centers, although many countries such as India and China are not far behind. As the global online education market expands so does the need for proctoring software services. Upon review of the market summary and analysis, the market segmentation is highlighted as follows:

Market Drivers:

- Increase in Number of Online Exams Due to Current Pandemic
- Rise of Interactive Teaching Technologies in the Corporate and Educational Sectors
- Shift in Economies of Scale whereby Education Stimulates Business and Technological Growth

Market Opportunities:

- Increased Security Features in Proctoring Software
- Cost-Effective Software for Online Exams and Assessment

\Market Deployment:

- Cloud-Based and or On-Premises
- Advanced Automated Proctoring
- Recorded Proctoring
- Live Online Proctoring

End User Application:

- Universities/Learning institutions
- Testing Centers
- Companies
- Certification/Licensure programs
- Government testing
- K-12 virtual learning market
- Other educational opportunities

By Region:

North America
Europe
Asia Pacific
Middle East and Africa
Latin America

By Size:

United States only: $613.3m
CAGR: 17.4%
Projected: $1,605.8m by 2028

By Analysis:

Online exam proctoring is primarily used in following application groups: Education, Certification, Licensure, Corporate, etc. and Education in general. These same groups, established as the primary and secondary markets for Zero Cheating have taken up about 51.66% of the global market in 2019.

Americas is the largest sales region of Online Exam Proctoring in the world in the past few years. Total Americas market took up about 42.68% of the global market in 2019, Europe followed with 32%, and APAC took about 22.25% in 2019.

The United States is both at the forefront in developing online exam proctoring platforms and users of those platforms. In 2019, USA market size was valued at $114.37m. The market is expected to reach $1,605.8m by 2028.

Market Trends:

- Rapid Development of Anti-Cheating Technology
- Availability of Wide Range of Media and Learning Support Technology
- User Cheating Detection and Prevention

- Supporting Non-Discriminatory Privacy and Security Measures

2.4 Market Strategy and Industry Trends

The preliminary marketing strategy for the proctoring service and software industry includes both the primary and secondary market sector with an interest in continuing on to global expansion. The strategy for penetrating the two sectors with a possibility for a third is by and large through mimicking competitor's social and digital efforts. The competition has paved the way for success through a combined approach of social sharing, digital paid-advertisements, email drip campaigns, retargeting techniques, personalized story-driven testimonials and more. With the business development and marketing experience in the higher education and corporate markets to back them, Zero Cheating is poised to position itself as the number one proctoring software service in its industry sector.

Zero Cheating shall provide a concentrated marketing strategy for its services to its' primary and secondary markets that should:

- Increase interest and validation of the patented product and software through digital paid advertising of confirmed testing success. Social Media sharing includes video testimonials of users participating in the testing process. Testimonials shall also be shared in email outreach campaigns.
- Generate email outreach and drip campaigns as reminders to secure client contracts
- Increase company brand name recognition through timely press releases
- Centralize marketing efforts through automation processes such as Marketo®, Hubspot® and other marketing automation alternatives.
- Develop case studies with proof of practice to enhance verification and validity in marketplace.
- Build a social media presence/audience to gain customer insights and spread organic awareness of the company's product and services.
- Generate auto-posts regarding new features and success stories to stay on the minds of prospective customers.

The strategy to pierce and grab hold of the existing market currently acquired by competitors can be achieved as follows:

1. Through swift implementation in Spring of 2023 of the fully tested software and camera prototype via proof of concept with participating universities.
2. Zero Cheating has sales personnel with a vast and reliable network in the primary and secondary customer base.
3. Zero Cheating has a provisional utility patent on its' product and is creating a proprietary software and proprietary camera.
4. The current solutions still have not solved the problem in its' entirety leaving room for

other players in the market.

5. The industry segment of virtual learning is only continuing to grow as is the proctoring software segment, both at instrumental rates.
6. The product and service are generalizable to multiple types of organizations domestically and internationally.
7. The proctor servicing and software sector is expected to grow at a CAGR rate of 16.4% until 2028 with expectation of continued growth.
8. The proctor servicing and software sector was valued at $54m in 2019 with expectations to increase to $1,187m by 2027.

Target Markets: all located in the United States

- Universities and Colleges in the United States
- Corporations with Educational Learning requirements or tuition reimbursement for certificate/ licensure programs

Target User: all located in the United States

- Students enrolled in junior college, undergraduate, graduate, post-graduate, post-doctoral programs
- Corporate executive students enrolled in certificate or licensure programs

Marketing Materials:

- Zero Cheating website *Partner Institutions may also feature the Zero Cheating brand logo on their website as a user of their services.
- Social media marketing
- Paid Advertising
- Email campaigns

Company Website Strategy:

The company website strategy includes various offering options for the prospective partners. It shall also include detailed components and features of the product and service offerings. Data and case studies are also be used to support the initial outreach. The following contribute to the company website strategy:

- Utility patent information
- Feature chart with competition analysis
- Usage Benefits of the product
- Usage Benefits of the service
- Survey results of usage
- Testimonials from customers (video, written, other media)

- Sample testing evaluations
- Leadership and Support personnel information
- Downloadable brochure
- Contact form for more information
- Contact information for concerns
- Chatbot features with AI machine language/learning capability
- Policies on EEOC and ADA Compliance
- Social media links for company
- Artifacts (such as; blogs, infographics, articles, surveys, and more) on industry sector and landscape

Social Media Strategy:

Activity on social media and formalized digital press releases are critical to the brand awareness mission of the company. Actively engaging the digital audience is critical to exceed current competitors' market share. The brand shall represent itself as the experts in industry and provide support to demonstrate same. The goals of the social media marketing mix are to:

- Maintain active listening profiles
- Engage potential customers through brand awareness
- Educate the target market of the extensive cheating violations
- Highlight the failures of the competition and share the company's differentiators with prospective customers
- Generate an alignment with the student to recognize the value of Zero Cheating as a helper and not the enemy so as to ensure social acceptance
- Create curated buzz around the benefits of the product and service
- Serve as an informational guide and education tool to prospective partners
- Emanate value in utilizing the Zero Cheating proctoring method
- Provide evidence to support said value

These social media followers should be a balance of university or college partners, past students, potential students, professional organizations, industry groups, colleagues of former students, corporate partners, business owners, department directors, and any other potential customers and users.

The following general social media platforms are likely be utilized for brand awareness:

LinkedIn®: Based on the industry and prospective customer, utilizing LinkedIn® for the primary social media campaigns are a strong solution. Both universities and corporations alike utilize LinkedIn® for social discussion. Additionally, students engage on LinkedIn® as well by participating in study and industry groups. Leveraging the LinkedIn® sales accelerator model would also allow for running a series of paid ads. The LinkedIn® student user is already expecting to engage with peers in courses, take exams and interact in study groups, while the

universities and corporations are looking to network, gain professional insight and share in prospective opportunities for test-takers.

Included in the Zero Cheating marketing and advertising strategy is group engagement and multi-tagging of profiles on LinkedIn®.

Facebook®: There is a benefit to the company having a Facebook® page as it is still the most popular social media platform. The biggest benefit from Facebook is the paid advertising. Zero Cheating can target potential school news sites and engage them during their social media time. Social media outlets also allow for Zero Cheating to reinforce its brand and preeminence in undergraduate, graduate, and executive education and target potential partners.

Supporting Sites for Industry Advertising:

Zero Cheating can share artifacts, podcasts, and blogs from the following media platforms on its personal social media accounts in an effort to gain traction in the marketplace.

- Podcast: Highereddive.com on Feedspot®
- Podcast: WENR – World Education News and Reviews
- Website with artifacts: Faculty Focus – Higher Ed Teaching and Learning
- Website: The Chronicle of Higher Education
- Website: Highered.com
- Podcast: Ellucian – Let's Talk Higher Ed
- Blog: Ruffalo, Noel Levitz
- Blog: Liasion Higher Education
- Blog: The blackboard blog
- Blog: Today's Learner

Zero Cheating is creating social media pages for current social media platforms in which the customer utilizes. Organic postings and paid advertising collectively are an excellent way to increase brand awareness.

Organic posts: These posts must offer something of value to the followers. The curated posts motivate and spark discussion and engagement amongst followers and their network.

- Product highlights: Snippets of product and software in use, as well as customer services and technical issues cured
- Blog articles on industry
- Curated articles written on subject matter related to product and service
- School spotlight when goals have been attained in achieving desired results
- Product and software reviews through Trustpilot or other verified review program
- Industry quotes from leadership
- A celebration of most effective techniques

- Updates on new patent product and software features or improvements
- Updates on all new partnerships
- Video vignettes from faculty approval and testimony
- Curated videos on industry expertise
- Webinars or lectures from experts in industry

Communication:

Zero Cheating's communication strategy entails putting social media links on all networks, videos, broadcasting, and other items such as; emails, brochures, and banner ads. Zero Cheating's communication strategy expects to enhance its customer following of the company's social media profile, and organically grow its audience.

Zero Cheating uses MailCharts® to track competitors' emails, offerings, and communication.

Zero Cheating expects to invite registered users to follow specific profile and social media pages in an effort to boast about their Zero Cheating experience on exams. The Zero Cheating experience includes badges for compliance that exam takers can post on personal social media profiles. Users can also tag the proctor software company in their posts increasing awareness and verifying the legitimacy of the brand.

Zero Cheating is providing brochures, an FAQ page on their website as well as Q&A sessions in live webinars, all shareable with customers.

Zero Cheating is going to thank faculty, corporate clients, and students alike for putting their trust in the Zero Cheating brand. All responses shall be positive and uplifting with a stated call to action.

Paid Advertising Strategy:

All paid advertising is expected to have Zero Cheating branded graphics and posts via social media. Zero Cheating intends to boost small, targeted promotions of ads to potential clients by setting the parameters in accordance with Zero Cheating's needs. Said parameters may include but are not limited to; company, university, number of employees, revenue, age range, job titles, or other fields to expand possibilities to reach future clients. The specific demographics represent the largest university and corporate headquarter 35opulartions in the United States. Gathering the demographic data helps to provide Zero Cheating an advantage by using a mass market approach and reaching out to those states with the most universities and student populous. All ads shall have consistent branding and messaging. Said paid advertising shall fluctuate depending on company and market needs. An outline of prospective social advertising and costs are outlined below.

A:B test campaigns for Zero Cheating of selected posts for $15-$30 per post to see what draws the most interest. Paid ads are then selected based on the data outcome from the A:B testing.

Paid Advertising for Zero Cheating:

LinkedIn Marketing campaigns for each program are an important part of growing brand awareness as well as capturing leads by connecting with thought leaders and decision makers in industry.

Campaigns shall highlight students at the top of their class, videos of proven results, getting ahead of the competition, learning new strategies, using proven methods of success.

Boosted posts on LinkedIn and FB are an excellent way to get a further reach than simply followers by creating new followers and expanding the company network.

Sponsored ads on Google® and social media promoting the service, educational webinars on the benefit of the product and or any specials/discounts for new universities or corporate clients joining the Zero Cheating client roster.

Calls to action in the advertisements shall be includes such as:

- Sign Up
- Get More Information
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Email Marketing Strategy:

A targeted double opt-in email campaign is highly effective for qualifying leads and ethically marketing Zero Cheating services. It assures 100% of potential customers purposefully opt in to receive email communication from Zero Cheating and are interested in the news share.

All Target Databases receive a quarterly newsletter from Zero Cheating. Included is information on new products, statistics, and data to support usage of services. Examples of data may include; percentages of cheating students, incorrect evaluations or authentications by other parties, and alternative methods in which Zero Cheating can solve problems in the industry. The newsletter may also hold highlights or contests for educators with lowest percentages of cheating

students. Engaging universities, students and corporations alike helps to uphold relationships and ensure repeat business

Email follow-up strategy for inquiries from organic or paid-for advertising services includes a customer centric modern marketing approach and journey inclusive of a personalized landscape.

Email Customer Journey:

Educational support services and other educational type companies send an average of 1.3 – 2.8 emails per week. The same journey shall be applied to the email strategy with Zero Cheating. If targeted or inquiry received (lead time varies once proof of concept and targeted database has been tested):

- 24 hours: Personalized email with brochure on program
- Day 7: Reminder with video testimonial
- Day 10: Reminder with CTA for meeting request
- Day 17: FAQ with CTA for free trial
- Day 24: Follow-up personalized email and 30 second explainer video
- Day 30: Newsletter, CTA with discounted pricing

All emails link to the website, social media pages and calendar to schedule introductory calls to discuss the offering further. All emails encourage replies if they have questions and are tracked accordingly for changes needed or conversion.

Additional email strategies shall be put into place once the institution or corporation has onboarded in an effort to ensure that the student takes the exam in a timely manner and in accordance with the Zero Cheating requirements.

Sample Email to Remind Student (user) for Exam Session:

From: noreply@Zerocheating.com
Date: February 17, 2023 at 10:07:49 AM EST
To: MaryJones@hotmail.com
Subject: GRE Exam Scheduling Invitation
***Important Update** Please make sure that you are using the current version of Chrome and have downloaded the Zero Cheating Chrome extension available at http://bit.ly/zerocheatingchrome.*

Hello MaryJones@hotmail.com,

You have an upcoming test: GRE Admissions Test
You need to schedule and take your exam before 2023-03-01 at 12:00AM (UTC+0000).
You can accept the invitation here: http://go.zerocheating.com/invitations

Please login at your earliest convenience to schedule your exam. Watch our Pre-Exam Checklist video so you are fully prepared for your exam session. Please visit www.GREcenter.org/zerocheating for additional details on taking the exam including GRE's general rules and testing reminders.

Please call Zero Cheating at 855-555-1111 or email support@zerocheating.com if you have any questions. *Good luck on your exam!* *The GRE admissions team and Zero Cheating*

Marketing expenditures:

Zero Cheating plans on taking a modern marketing approach that is customer centric focused using personalized and targeted campaigning and automation processes to ensure consistent information is shared with its target customer and end-user. The current executive team has existing relationships with university and corporate partners. Connections serve as a key customer acquisition strategy. Relationship building efforts have a lessened lead time when customers are familiar with the selling party making it easier to procure clientele.

The preliminary budget for marketing shall be a minimum of $250,000 per annuum with a Y1. The marketing expenses will heavily focus on delivery by the Chief Business and Development Officer Y1-Y3 through sales team development, email outreach, social influencing, and social reach. Advertising through Google AdWords®, Facebook®, LinkedIn® and Instagram will be components of the marketing efforts.

Table 4: General Marketing Plan Assumptions

General Marketing Plan Assumptions
1. Phase 1 (Startup) - Soft launch, testing, preliminary business development of university outreach and establish marketing presence
2. Phase 2 (Year 1) - Continue US market penetration with stable social marketing
3. Phase 3 (Year 2) - Expand outreach to include corporations - no major budget change
4. All staff is paid at premium so we can recruit the best.
5. Continue expansion domestically per financial objectives
6. Continue expansion domestically annually per financial objectives– option for international market penetration

Additional assumptions:

- Facebook®: We analyzed 13,798 institutions. Monthly reach to 1% of institutions for a total of 138 institutions (11.5 per month) on an approximate $140 budget per university per month is $19,500 annually or $1,625 per month in spend *number of institutions can decrease with higher spend if needed based on response rate, impressions, engagements, etc.

- LinkedIn®: We are interested in focusing on U.S. universities Y1, with 5300 universities nationwide. Display ads, banners, and other engagement efforts for all U.S. universities

featured on LinkedIn will utilize 30% with a monthly spend of $1950 for a total of $23,400.

- Instagram®: We assumed Instagram would have similar results as Facebook since they are connected but based on 10% of the marketing budget since universities are more likely to interact on their FB page than IG for a total spend of $3,000.

- Snapchat®: Can be mildly used to market and bring attention to teenagers and parents of the inaccuracies of current solutions and to promote positive and accurate exam taking due to the privacy and security issues. The total spend for Snapchat® at 5% of the budget is $1,500 annually or $125 monthly.

- Twitter®: Acts as a news feed for higher education administrators who will gain exposure to the brand by Zero Cheating posts of success rates and other statistics in bite-size information under 160 characters in length. Twitter promoted ads average about $0.25 to $2 per action. Twitter follower ads average about $2 to $4 per follow.

- Video Production: Video is proven to increase Facebook and Instagram engagement. We can invest $150 per video and create 5.5 new videos per month as part of campaign.

- University Outreach: We can host conferences or attend conferences where 30-50 university representatives can attend an introductory session. We can do 2 of these per month. We will also supplement online video examples of house the product and service work for continued social shares and engagement.

- Influencer Payments: Small stipends of $150 can be offered to influencers in exchange for them promoting Zero Cheating, participating in video ads, or other activities.

- Bloggers and Content Marketers: Bi-weekly blogs can be written for $75 per blog.

- Graphics and Infographics: Professional graphics can be created to accompany blogs and social media campaigns for $40-50 per graphic.

- SEO Analysis Subscription: We review website and keyword statistics weekly to determine how we can improve. A service such as Alexa.com is $149 per month or 15% of our SEO and Content Marketing budget.

General Expenses for Marketing Assumptions: *Note this is a general marketing budget with a conservative minimum investment of $145,000 expenditure for Y1 per the financial overview of this plan. These assumptions are slightly lower with the expectation that this number will increase depending on funding, timing of deployment, and market forces in industry

Table 5: General Expenses for Marketing Assumptions – Y1

Advertising	Y1
Business Development	$ 70,000
Social Advertising	$ 63,700
SEO & Content Marketing	$ 12,000
Total:	$ 145,700

Table 6: Business Development Expenses

Business Development (Y1)	Allocation %	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	Total:
University Outreach	55%	$3,208	$3,208	$3,208	$3,208	$3,208	$3,208	$3,208	$3,208	$3,208	$3,208	$3,208	$3,208	$38,500
Meals & Entertainmen t	10%	$583	$583	$583	$583	$583	$583	$583	$583	$583	$583	$583	$583	$7000
Influencer Payments	35%	$2042	$2042	$2042	$2042	$2042	$2042	$2042	$2042	$2042	$2042	$2042	$2042	$24,500
Business Development Total	100%	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$5,833	$70,000

Table 7: Social Advertising Expenses

Social Advertising (Y1)	Allocation %	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	Total:
Facebook	25%	$1625	$1625	$1625	$1625	$1625	$1625	$1625	$1625	$1625	$1625	$1625	$1625	$19,500
Instagram	10%	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$3,000
Snapchat	5%	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$1,500
Twitter	5%	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$1,500
LinkedIn	30%	$1,950	$1,950	$1,950	$1,950	$1,950	$1,950	$1,950	$1,950	$1,950	$1,950	$1,950	$1,950	$23,400
Video Production (YouTube, Vimeo, Vine, Instagram)	10%	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$3,000
Google Keywords	15%	$975	$975	$975	$975	$975	$975	$975	$975	$975	$975	$975	$975	$11,700
Social Advertising Subtotal	100%	$5,300	$5,300	$5,300	$5,300	$5,300	$5,300	$5,300	$5,300	$5,300	$5,300	$5,300	$5,300	$63,700

Table 8: SEO and Content Marketing Expenses

SEO & Content Marketing (Y1)	Allocation %	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	Total:
Bloggers & Content Marketers	43%	$431	$431	$431	$431	$431	$431	$431	$431	$431	$431	$431	$431	$5,172
Graphic Designers/ Infographic Designers	25%	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$3,000
Email Marketing Software	7%	$70	$70	$70	$70	$70	$70	$70	$70	$70	$70	$70	$70	$840
Marketing Automation Software	10%	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$1,200
SEO Analysis Subscriptions	15%	$149	$149	$149	$149	$149	$149	$149	$149	$149	$149	$149	$149	$1,788
SEO & Content Marketing Subtotal	100%	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$12,000

Preliminary Marketing Budget Chart 1:

Chart 1: Marketing Budget Allocation by Percentage


Marketing
Budget Allocation
Percentages
8%
48%
44%
Business Development (48%)
Social Advertising (8%)
SEO & Content Marketing (44%)

The preliminary marketing budget considers social advertising as a cost factor. One of these components includes Google AdWords. For the Google AdWords placement and costs under the social advertising *Table 8*, the following 100 keywords for the Proctoring Software category are available by most commonly used words or phrases. In addition, the keywords that the

competition is using in the marketplace is placed in successive tables below. In determining which keywords show relativity and intent, the following factors are used:

- Cost per click
- Keyword difficulty
- Number of results
- Volume
- SERP features

The keywords are those used by multiple competitors and the cost per click is outlined below.

Keyword: Proctoring Software

Table 9: Proctoring Software Key Words

Keyword	Related	Volume	Keyword Difficulty	CPC (USD)	Competitive Density	Number of Results	Intent	SERP Features
active proctoring	0.05	30	39	0	0	313000	Commercial	Site links, Video, People also ask
adia proctors	0.05	30	49	0	0	61700	Informational, Transactional	Reviews, Site links, Video, Image pack
ai proctored online assessment	0.1	50	26	0	0	121000	Informational	Site links, FAQ, People also ask, Video carousel
define proctored	0.05	880	46	0	0	272000	Informational	FAQ, Video, People also ask, Knowledge panel
define proctoring	0.05	320	50	0	0	106000	Informational	FAQ, Video, People also ask, Knowledge panel
definition proctoring	0.05	50	46	0	0	1.9E+07	Informational	Featured snippet, FAQ, Video, People also ask
e proctoring moodle	0.1	90	33	0	0	38800	Informational, Transactional	Reviews, People also ask, Video carousel
ets proctor login	0.05	50	42	0	0	513000	Navigational, Transactional	Reviews, Site links, Video
how to cheat on a webcam proctored exam	0.05	50	49	0	0	95	Informational	Featured snippet, Site links, FAQ, Video carousel
how to know if canvas is proctored	0.05	480	42	0	0	221000	Informational	Featured snippet, Site links, Video, People also ask, Video carousel
meaning of proctored	0.05	720	38	2.18	0	559000	Commercial	Reviews, Video, People also ask
my proctor	0.05	140	27	0	0	3E+07	Informational	Reviews, Site links, Video, Image pack
proctor computer definition	0.05	260	53	0	0	1630000	Informational	Featured snippet, FAQ, People also ask
proctor definition computer	0.05	320	62	0	0	2130000	Informational	Featured snippet, Reviews, Video, People also ask

proctor y	0.05	70	17	0	0	2.4E+07	Informational, Transactional	Site links, Video, People also ask, Image pack, Video carousel
proctored definition	0.05	720	50	0	0	441000	Informational	Reviews, Video, People also ask, Knowledge panel
proctored mean	0.05	1300	45	2.18	0	525000	Informational	FAQ, Video, People also ask
proctored meaning	0.05	2400	44	2.18	0	5.2E+07	Informational	Video, People also ask
proctoring def	0.05	1300	50	0	0	1060000	Informational	Video, People also ask
proctoring define	0.05	1300	59	0	0	1.7E+07	Informational	Reviews, Video, People also ask, Knowledge panel
proctoring definition	0.05	1000	51	0	0	4.6E+07	Informational	Featured snippet, Video, People also ask, Image pack
proctoring enabled meaning	0.05	170	52	0	0	28700	Informational	Featured snippet, FAQ, Video, People also ask
proctoring mean	0.05	590	55	2.18	0	408000	Informational	FAQ, Video, People also ask
proctoring meaning	0.05	2400	51	2.18	0	4.7E+07	Informational	Featured snippet, Video, People also ask
proctoring para universidades	0.05	40	9	0	0	0	Commercial	Reviews, Video, People also ask, Image pack
proctoring que es	0.15	40	16	0	0	600000	Informational, Transactional	Reviews, Site links, Video, People also ask, Knowledge panel
proctoring settings	0.05	40	42	0	0	232000	Informational	Featured snippet, People also ask, Video carousel
sistema de proctoring	0.1	50	26	0	0	44000	Informational	Reviews, Site links, Video, People also ask, Image pack
what does proctored mean	0.05	590	56	0	0	804000	Informational	Featured snippet, Reviews, FAQ, Video, People also ask
what does proctoring enabled mean	0.05	90	49	0	0	34300	Informational	Featured snippet, Site links, FAQ, Video, People also ask
what does proctoring mean	0.05	260	54	0	0	223000	Informational	FAQ, Video, People also ask, Knowledge panel
what is proctor	0.1	390	50	1.58	0	5.9E+07	Informational	Site links, FAQ, Video, People also ask, Knowledge panel

what is proctored	0.05	880	50	1.58	0	6900000	Informational	Reviews, Site links, FAQ, People also ask, Video carousel, Knowledge panel
what is proctored mean	0.05	40	48	0	0	2.9E+07	Informational	Featured snippet, Reviews, Video, People also ask
what is proctoring	0.05	590	51	1.58	0	3920000	Informational	Reviews, Site links, FAQ, Video, People also ask, Knowledge panel
what is proctoring mean	0.05	50	47	0	0	186000	Informational	Video, People also ask, Knowledge panel
whats a proctor	0.05	170	48	0	0	1780000	Informational	Reviews, FAQ, Video, People also ask, Knowledge panel
if proctoring is enabled you will always need a webcam	0.05	210	52	0	0.01	10700	Informational	Featured snippet, Reviews, Video, People also ask
proctor u	0.05	27100	65	1.73	0.01	298000	Navigational	Reviews, Site links, FAQ, Video, People also ask, Image pack, Video carousel
proctor.u	0.05	50	43	1.73	0.01	2.9E+07	Navigational	Reviews, Site links, FAQ, Video, People also ask, Video carousel
proctoral	0.1	90	21	0	0.01	88	Informational	Site links, Video, People also ask
proctore u	0.05	30	62	1.73	0.01	404000	Navigational	Reviews, Site links, FAQ, Video, People also ask, Image pack, Video carousel
proctored assignments are indicated by	0.05	170	31	0	0.01	576000	Informational	Featured snippet, Video, People also ask, Image pack
proctored u	0.1	170	39	1.73	0.01	808000	Navigational	Reviews, Site links, People also ask, Video carousel
proctoro	0.1	170	64	1.73	0.01	88	Navigational	Site links, People also ask
remotely proctored meaning	0.05	170	41	2.65	0.01	28700	Informational	Featured snippet, Reviews, FAQ, Video, People also ask
smarter proctoring login	0.1	50	24	0	0.01	43900	Informational	Video
u proctor	0.05	210	39	1.73	0.01	1.7E+07	Navigational	Reviews, Site links, People also ask, Video carousel
what is proctor u	0.05	260	51	1.6	0.01	235000	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Video carousel
lsat proctor u	0.05	110	31	4.04	0.02	92	Informational	Site links, Video, People also ask, Image pack, Video carousel

proctor test meaning	0.05	110	49	0	0.02	3400000	Informational	Site links, FAQ, Video, People also ask, Knowledge panel
proctor u help	0.05	70	46	1.17	0.02	156000	Navigational	Site links, FAQ, Video, People also ask
proctor u log in	0.05	210	63	0.91	0.02	129000	Navigational	Site links, Video, People also ask
proctor u login	0.05	1600	71	0.91	0.02	179000	Navigational	Site links, Video, People also ask
proctor u support	0.05	90	53	1.16	0.02	141000	Navigational	Site links, FAQ, People also ask
proctor university	0.05	210	36	2.17	0.02	2.6E+07	Informational, Transactional	Reviews, Site links, Image, People also ask, Image pack, Video carousel
proctoring test meaning	0.05	70	46	0	0.02	113000	Informational	Featured snippet, Reviews, FAQ, Video, People also ask
what does a proctor do	0.05	40	48	0	0.02	3.3E+07	Informational	Featured snippet, FAQ, People also ask
are connect exams proctored	0.05	30	41	0	0.03	224000	Informational	Featured snippet, People also ask, Image pack, Video carousel
canvas proctoring	0.05	70	32	0	0.03	112000	Informational	Video, People also ask, Video carousel
define proctored exam	0.05	70	49	2.34	0.03	209000	Informational	Featured snippet, Site links, FAQ, People also ask, Video carousel
proctor	0.05	33100	78	0.48	0.03	9.3E+07	Informational, Transactional	Site links, People also ask, Image pack, Video carousel, Knowledge panel
proctor u lsat	0.05	110	31	4.45	0.03	83	Informational	Reviews, Site links, Video, People also ask, Image pack
proctor u sign in	0.05	140	54	0.78	0.03	123000	Navigational	Reviews, Site links, Video, People also ask
proctor.	0.05	260	68	0.48	0.03	8.5E+07	Informational, Transactional	Site links, People also ask, Image pack, Video carousel, Knowledge panel
proctore	0.05	90	65	0.48	0.03	9.6E+07	Informational, Transactional	Reviews, Site links, People also ask, Image pack, Video carousel, Knowledge panel
proctored	0.1	9900	60	0.48	0.03	1.9E+07	Informational	Site links, People also ask, Video carousel, Knowledge panel
proctores	0.1	70	56	0.48	0.03	1.7E+07	Informational	People also ask, Video carousel, Knowledge panel
proctoring	0.2	5400	74	0.48	0.03	2.4E+07	Informational	People also ask, Video carousel, Knowledge panel

proctors inc	0.1	170	35	0	0.03	320000	Navigational	Reviews, Site links, FAQ, People also ask, Knowledge panel
what does a proctored test mean	0.05	70	55	2.77	0.03	304000	Informational	Featured snippet, Reviews, FAQ, Video, People also ask
what does proctored exam mean	0.05	320	54	1.5	0.03	405000	Informational	Featured snippet, Reviews, FAQ, Video, People also ask
what is a test proctor	0.05	140	57	1.42	0.03	2E+07	Informational	Featured snippet, Reviews, Site links, People also ask, Video carousel
proctor exam meaning	0.05	260	50	2.15	0.04	3E+07	Informational	Featured snippet, Site links, People also ask, Video carousel
proctor free	0.25	320	47	1.47	0.04	3.7E+07	Informational, Navigational	Reviews, Site links, People also ask, Video carousel
proctor free login	0.1	40	32	1.52	0.04	4060000	Navigational, Transactional	Reviews, Site links, Video, People also ask
proctored exam meaning	0.05	1300	56	2.15	0.04	2E+07	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Image pack, Video carousel
proctored exams meaning	0.05	30	47	2.15	0.04	1680000	Informational	Featured snippet, Reviews, People also ask, Video carousel
proctoring exam meaning	0.05	70	48	2.15	0.04	115000	Informational	Featured snippet, Reviews, FAQ, People also ask, Video carousel
proctoring exams meaning	0.05	110	48	2.15	0.04	1320000	Informational	Featured snippet, Reviews, FAQ, Video, People also ask
what are proctored exams	0.05	260	57	1.26	0.04	3530000	Informational	Featured snippet, Site links, FAQ, People also ask, Image pack, Video carousel
what is a proctor exam	0.05	210	54	1.26	0.04	8910000	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Video carousel
what is a proctored exam	0.05	1300	56	1.26	0.04	8820000	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Image pack, Video carousel
what is a proctored test	0.05	90	52	1.4	0.04	6380000	Informational	Featured snippet, Site links, FAQ, People also ask, Video carousel
what is an exam proctor	0.05	140	50	1.26	0.04	5340000	Informational	Reviews, FAQ, People also ask, Image pack, Video carousel, Knowledge panel
what is proctor exam	0.05	30	51	1.26	0.04	5590000	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Video carousel

what is proctored exam	0.05	390	56	1.26	0.04	7910000	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Image pack, Video carousel
how does a proctored exam work	0.05	30	50	4.78	0.05	2280000	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Video carousel
monitor edu proctor	0.05	170	30	2.06	0.05	4470000	Navigational	Site links, Video, People also ask
proctor fee	0.05	30	18	1.97	0.05	4690000	Informational	Site links, People also ask, Image pack
proctor track	0.05	480	50	1.85	0.05	26700	Navigational	Reviews, Site links, FAQ, People also ask, Video carousel, Adwords top
proctored test meaning	0.05	210	55	4.23	0.05	381000	Informational	Featured snippet, Reviews, FAQ, Video, People also ask
what is proctoring an exam	0.05	30	56	2.25	0.05	1040000	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Video carousel
can proctored exams detect phones	0.05	90	25	3.24	0.06	20300	Informational	Featured snippet, Site links, FAQ, Video, People also ask, Video carousel
mobile proctor	0.05	40	36	1.73	0.06	1.1E+07	Informational	Reviews, People also ask, Image pack, Video carousel
proctor download	0.2	90	55	1.03	0.06	1.8E+07	Informational	Reviews, Site links, Video, People also ask
proctor login	0.15	140	45	0.95	0.06	1.6E+07	Informational	Site links
proctoring enabled	0.05	110	51	2.55	0.06	133000	Informational	Site links, FAQ, People also ask, Image pack, Video carousel

Keyword by competitor: ProctorU®

Table 10: ProctorU® Keywords

Keyword	Related	Volume	Keyword Difficulty	CPC (USD)	Competitive Density	Number of Results	Intent	SERP Features
go proctoru login	0.05	110	60	0	0.03	112000	Navigational, Transactional	Reviews, Site links, Video, People also ask
go.proctoru.com a	0.05	110	59	0	0	103000	Informational, Transactional	Reviews, Site links, People also ask
go.proctoru/students/reservations	0.05	40	42	0	0	87	Informational, Transactional	Reviews, Video, Image pack
go.proctoru/testitout	0.05	70	52	0	0.03	767	Informational, Transactional	Reviews, Site links, People also ask, Image pack

gre proctoru	0.05	40	30	0	0	20700	Informational	Reviews, FAQ, People also ask, Image pack, Video carousel
http://go.proctoru.com/password_resets/new	0.05	110	40	0	0	31	Informational, Transactional	Site links, People also ask
https://go.proctoru.com/students/exams/select	0.05	110	39	0	0	23200	Informational, Transactional	Video, People also ask, Adwords top
https://www.proctoru.com/live-plus-resource-center	0.05	110	58	0	0.02	24200	Informational, Transactional	Reviews, Site links, People also ask
login proctoru	0.05	40	63	0	0.03	93300	Navigational, Transactional	Site links, Video, People also ask
o https //test-it-out.proctoru.com/	0.05	50	62	0	0	63000	Informational	Reviews, Site links, Video, People also ask
proctoru access code free	0.05	40	40	0	0.09	52800	Informational	Reviews, Video
proctoru auto	0.05	50	45	0	0.02	50100	Informational	Reviews, FAQ, Video, People also ask, Image pack, Video carousel
proctoru automated	0.05	140	51	0	0	45500	Informational	Featured snippet, Reviews, Site links, People also ask, Image pack, Video carousel
proctoru gre	0.05	40	32	0	0.02	19700	Informational	Reviews, Video, People also ask, Image pack, Video carousel
proctoru live chat	0.05	140	66	0	0.04	32500	Informational, Transactional	Reviews, Site links, Video, People also ask
proctoru login account	0.05	170	60	0	0.06	110000	Navigational, Transactional	Site links, Video, People also ask
proctoru login lsat	0.05	50	42	0	0	64	Navigational	Reviews, Site links, Video, People also ask, Image pack
proctoru login test taker	0.05	40	34	0	0.04	23100	Navigational	Reviews, Site links, Video, Video carousel
proctoru login test-taker	0.05	40	37	0	0.04	23400	Navigational	Reviews, Site links, Video, People also ask, Video carousel
proctoru lsat login	0.05	40	38	0	0	69	Navigational	Reviews, Site links, Video, People also ask

proctoru system check	0.05	170	66	0	0.01	60500	Navigational, Transactional	Reviews, Site links, Video, People also ask
proctoru uiuc	0.05	140	63	0	0.01	62	Informational	Site links, Video, People also ask, Image pack
proctoru und	0.05	50	35	0	0	76	Navigational, Transactional	Reviews
review + proctoru	0.05	110	50	0	0.14	144000	Commercial	Featured snippet, Reviews, FAQ, People also ask, Video carousel, Adwords top
ttps //test-it-out.proctoru.com/	0.05	90	64	0	0	59800	Informational	Reviews, Site links, Video, People also ask
uiuc proctoru	0.05	50	58	0	0	65	Informational	Video, People also ask, Image pack
und proctoru	0.05	90	49	0	0	72	Navigational, Transactional	People also ask, Image pack
what does proctoru do	0.05	40	46	0	0	142000	Informational	Featured snippet, Reviews, Site links, Video carousel
proctoru account login	0.05	40	58	0.54	0.05	98400	Navigational, Transactional	Reviews, Site links, Video, People also ask
go proctoru com registrations	0.05	50	46	0.77	0.24	1960	Navigational, Transactional	Site links, Video, People also ask, Image pack, Adwords top
go.proctoru.com/ registrations	0.05	50	53	0.77	0.24	1980	Informational, Transactional	Site links, Video, People also ask, Image pack
proctoru sign in	0.05	480	53	0.78	0.03	116000	Navigational	Reviews, Site links, Video, People also ask
proctoru log in	0.05	260	47	0.91	0.02	148000	Navigational	Reviews, Site links, FAQ, Video, People also ask
proctoru login	0.05	18100	67	0.91	0.02	136000	Navigational	Site links, Video, People also ask
proctoru registration	0.05	30	52	0.94	0.07	110000	Informational	People also ask, Video carousel
proctoru com	0.05	480	29	0.95	0.18	236000	Navigational	Reviews, Site links, FAQ, Video, People also ask
proctoru.com	0.05	480	34	0.95	0.18	318000	Navigational	Reviews, Site links, FAQ, Video, People also ask

https test it out proctoru com	0.05	30	64	1.02	0.14	58500	Navigational, Transactional	Reviews, Video, People also ask
https://go.proctoru.com/students/system-metrics/new	0.05	110	40	1.02	0.13	3820	Informational, Transactional	Reviews, Site links, People also ask
https://test-it-out.proctoru.com/	0.05	30	64	1.02	0.14	140000	Informational, Transactional	Reviews, Video, People also ask
proctoru sign up	0.05	30	58	1.05	0.15	213000	Navigational	Reviews, Site links, People also ask, Video carousel, Adwords top
https://go.proctoru.com/students/reservations	0.05	70	40	1.09	0.28	93	Informational, Transactional	Reviews, Video, People also ask, Image pack, AdWords top
www proctoru com sign in	0.05	30	38	1.1	0.37	152000	Navigational	Reviews, Site links, Video, People also ask
proctoru inc	0.05	170	54	1.11	0.06	60800	Navigational	Reviews, Site links, FAQ, Video, People also ask, Knowledge panel
proctoru inc.	0.05	110	42	1.11	0.06	56200	Navigational	Reviews, Site links, FAQ, Video, People also ask, Knowledge panel
proctoru account	0.05	90	42	1.12	0.08	139000	Navigational	Site links, Video, People also ask
proctoru website	0.05	30	57	1.12	0.11	131000	Navigational	Reviews, Site links, Video, People also ask
www proctoru com	0.05	110	30	1.12	0.26	181000	Navigational	Site links, FAQ, Video, People also ask
www.proctoru.com	0.05	140	28	1.12	0.26	282000	Navigational	Site links, FAQ, Video, People also ask, Adwords top
proctoru con	0.05	30	47	1.14	0.19	120000	Navigational	Reviews, Site links, FAQ, People also ask, Video carousel
proctoru/ps	0.05	50	58	1.14	0.09	0	Informational, Transactional	Reviews, Site links, People also ask, Image pack
https go proctoru com session new	0.05	30	56	1.15	0.15	18700	Navigational, Transactional	Reviews, Site links, Video, People also ask
support proctoru	0.05	30	47	1.15	0.02	158000	Navigational	Site links, FAQ, People also ask

go proctoru com	0.05	210	62	1.16	0.24	101000	Navigational, Transactional	Reviews, Site links, Video, People also ask
go.proctoru.com	0.05	170	58	1.16	0.24	137000	Informational, Transactional	Reviews, Site links, People also ask
proctoru support	0.05	390	55	1.16	0.02	140000	Navigational	Site links, FAQ, People also ask
https// go.proctoru.com	0.05	30	66	1.17	0.3	130000	Informational, Transactional	Reviews, Site links, Video, People also ask
https:// go.proctoru.com	0.05	90	69	1.17	0.3	104000	Informational, Transactional	Reviews, Site links, Video, People also ask
https:// go.proctoru.com/	0.05	30	66	1.17	0.3	126000	Informational, Transactional	Reviews, Site links, Video, People also ask
proctoru help	0.05	110	47	1.17	0.02	184000	Navigational	Site links, FAQ, Video, People also ask, Adwords bottom
go.proctoru.com/push	0.05	50	44	1.19	0.12	99	Navigational	Reviews, Site links, Video, People also ask
proctoru practice test	0.05	30	25	1.19	0.07	82100	Informational, Transactional	People also ask, Image pack, Video carousel
www proctoru	0.05	30	30	1.19	0.23	200000	Navigational	Reviews, Site links, FAQ, Video, People also ask
www.proctoru	0.05	50	32	1.19	0.23	169000	Navigational	Reviews, Site links, FAQ, Video, People also ask, Adwords top
go proctoru com students reservations	0.05	30	45	1.26	0.25	93	Transactional	Reviews, Video, Image pack
go.proctoru/push	0.05	70	39	1.28	0.07	98	Navigational	Reviews, Site links, Image pack
proctoru com ps	0.05	70	57	1.29	0.18	78	Navigational, Transactional	Reviews, Site links, Video, People also ask
proctoru.com/ps	0.05	40	64	1.29	0.18	0	Informational, Transactional	Reviews, Site links, Video, People also ask, Adwords bottom
proctoru.com/ps/	0.05	70	53	1.29	0.18	75	Informational, Transactional	Reviews, Site links, People also ask
call proctoru	0.05	30	47	1.31	0.05	107000	Navigational	Reviews, Site links, People also ask

www.proctoru/ps	0.05	170	65	1.32	0.16	69	Informational, Transactional	Reviews, Site links, Video, People also ask, Image pack
www proctoru com ps	0.05	30	48	1.33	0.25	75	Navigational, Transactional	Reviews, Site links, Video, People also ask
proctoru schedule exam	0.05	90	54	1.38	0.08	160000	Informational, Transactional	Site links, FAQ, People also ask, Image pack, Video carousel
test-it-out proctoru.com	0.05	50	69	1.46	0.21	165000	Informational, Transactional	Reviews, Site links, Video, People also ask
test/it/ out.proctoru.com	0.05	30	53	1.46	0.21	147000	Transactional	Reviews, Site links, Video, People also ask
what is proctoru	0.05	390	52	1.6	0.01	239000	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Image pack, Video carousel
proctoru test	0.05	320	71	1.63	0.15	162000	Navigational, Transactional	Reviews, Site links, Video, People also ask, Image pack, Video carousel
go proctoru	0.05	390	60	1.72	0.11	106000	Informational, Transactional	Reviews, Video, People also ask, Video carousel
go.proctoru	0.05	590	36	1.72	0.11	109000	Informational, Transactional	Reviews, Video, People also ask, Image pack
go proctoru com login	0.05	40	58	1.73	0.08	137000	Navigational, Transactional	Reviews, Site links, People also ask

Keyword by competitor: Honorlock®

Table 11: Honorlock® Key words

Keyword	Related	Volume	Keyword Difficulty	CPC (USD)	Competitive Density	Number of Results	Intent	SERP Features
honorlock cheat	0.05	260	46	0	0	34000	Informational	FAQ, People also ask, Video carousel

honorlock how does it work	0.05	40	57	0	0.02	61800	Informational	Featured snippet, Reviews, FAQ, People also ask, Image pack, Video carousel
honorlock institutions	0.05	40	35	0	0	14500	Navigational	Reviews, FAQ, Video, People also ask, Image pack, Twitter
honorlock lawsuit	0.05	140	44	0	0	4220	Informational	Site links, Video, People also ask, Image pack
honorlock practice quiz	0.05	50	28	0	0.02	13200	Informational	Site links, People also ask, Video carousel
honorlock room scan	0.05	40	22	0	0	12500	Informational	Site links, People also ask, Video carousel
honorlock stony brook	0.05	90	24	0	0	59	Informational	Site links, People also ask
honorlock system	0.05	40	52	0	0.07	56100	Informational	Reviews, Site links, FAQ, Image, People also ask, Image pack, Video carousel, Adwords top
honorlock utd	0.05	50	41	0	0	0	Informational	Site links, Video, People also ask, Image pack
honorlock virtual machine	0.05	40	28	0	0.05	60	Informational	Site links, People also ask, Image pack, Video carousel
honorlock.com	0.05	50	47	0	0.05	138000	Navigational	Reviews, Site links, FAQ, People also ask
how to cheat with honorlock	0.05	320	41	0	0	82	Informational	Site links, FAQ, Video, People also ask, Video carousel
what can honorlock see	0.05	40	55	0	0	84300	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Video carousel
honorlock support	0.05	320	42	1.21	0.04	46700	Informational, Navigational	Site links, FAQ, People also ask, Image pack, Instant answer, Knowledge panel
download honorlock	0.05	260	50	1.53	0.03	42700	Transactional	Reviews, Site links, FAQ, Video, People also ask

honorlock	0.05	14800	49	2.21	0.05	118000	Navigational	Reviews, Site links, FAQ, People also ask, Image pack, Video carousel, Twitter, Knowledge panel
honorlock download	0.05	480	49	2.46	0.02	0	Transactional	Reviews, Site links, FAQ, Video, People also ask
honorlock proctoring	0.05	590	52	3.12	0.26	22500	Informational	Reviews, Site links, Video, People also ask, Image pack, Video carousel, Adwords top
what is honorlock	0.05	880	52	4.02	0.03	63300	Informational, Navigational	Reviews, Site links, FAQ, People also ask, Video carousel, Twitter, Knowledge panel
honorlock pricing	0.05	30	20	4.06	0.14	39400	Transactional	Featured snippet, Reviews, Site links, FAQ, Image, People also ask, Image pack
honorlock proctoring system	0.05	30	37	4.09	0.26	16100	Navigational	Reviews, Site links, FAQ, People also ask, Video carousel, Adwords top
how does honorlock work	0.05	590	54	4.3	0.03	56300	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Video carousel
honorlock exam	0.05	30	37	6.09	0.1	43700	Informational	Site links, People also ask, Video carousel
virtual machine honorlock	0.05	30	33	6.1	0.1	86	Informational	Reviews, Site links, People also ask, Image pack, Video carousel
honorlock test	0.05	50	39	7.01	0.08	50800	Informational	Site links, FAQ, Video, People also ask, Video carousel
honorlock testing	0.05	90	40	7.01	0.08	64400	Navigational	Reviews, Site links, FAQ, People also ask, Video carousel
what does honorlock do	0.05	140	51	7.51	0.01	49300	Informational	Featured snippet, Reviews, Site links, FAQ, People also ask, Video carousel

honorlock asu	0.05	30	31	9.31	0.06	46	Informational	Reviews, Site links, People also ask, Image pack, Adwords bottom
honorlock demo	0.05	30	34	9.89	0.11	80	Informational, Transactional	Reviews, Video, People also ask, Image pack
test honorlock	0.05	30	38	10.48	0.07	69900	Informational	Site links, People also ask, Image pack, Video carousel
honorlock review	0.05	50	29	11.66	0.04	53900	Commercial	Reviews, Site links, FAQ, People also ask, Video carousel
honorlock reviews	0.05	210	26	11.66	0.04	94	Commercial	Reviews, Site links, FAQ, People also ask, Video carousel

Keyword Gap*:* **Competitor Comparison Description (Honorlock®, Proctor360®, and Proctortrack® (*See Chart 2*)**

Chart 2: Keyword Gap by Competitors

Keyword Gap - No. of Organic Keywords by Competitor


4,200
1,700
461
Honorlock.com
Protortrack.com
Proctor360.com
5,000
3,750
2,500
1,250
0
Number of Key Words

Market Summary Trends in Competition

Honorlock® is being used for reference as the company is a recent and strong competitor. The company's headquarters are also in a similar location as Zero Cheating, with fervent ties to the community. See below several images that provide data on the competition and industry (*See Pictures 1-5*).

Picture 1: Market Summary (Honorlock): Competitor Honorlock® Domain and Traffic


Market Summary
Industry competitors honorlock.com
Worldwide
Sep 2022 (vs. Aug 2022)
SEMRUSH
Market Consolidation
A moderately-low level of consolidation within the market.
Low
High
Key Players
Market Share
blackboard.com
51.35%
lastpass.com
7.28%
zdnet.com
5.75%
Market Domains
95
Market Traffic
222.9M
↑32.77%
Market Traffic Cost
$58.9M
↑19.85%
Market Size
Total Addressable Market (TAM)
7B
Serviceable Available Market (SAM)
124M
1.77% of TAM

Picture 2: Top Keywords for Honorlock® Competitor


Top Keywords
Trending Keywords
SEMRUSH
Industry competitors honorlock.com
Worldwide
Sep vs. Aug 2022
Branded keywords included
proctored exam
online exam
proctoring
annotation
proctor
downloads
blackboard
chrome download
crome
strict-origin-when-c...
chrome
google chrome
firefox
chrome webstore
chrome web store
chrome flags
online examination
chrome extensions
chromium web browser
proctored

Picture 3: Market Domain (Honorlock® vs. Dynamics for Competition


Domain vs Market Dynamics
Share of Visits
Industry competitors honorlock.com
Worldwide
Sep 2022
Total
Direct
Referral
Search
Social
Paid
1 blackboard.com 51.35%
Domain Total Traffic 114.4M
2 lastpass.com 7.28%
3 zdnet.com 5.75%
4 pearsonvue.co 3.95%
5 utdallas.edu 3.34%
6 ulaval.ca 3.14%
7 qu.edu.qa 2.52%
8 chrome.com 2.36%
9 comm100.com 2.24%
10 omgubuntu.co 1.93%
11 uts.edu.au 1.45%
12 portswigger.ne 1.24%
13 chromium.org 1.01%
14 edutopia.org 0.96%
15 mettl.com 0.92%
16 proctoru.com 0.91%
17 unf.edu 0.82%
18 zotero.org 0.81%
19 bitmoji.com 0.73%
20 chromeunboxe 0.62%
... honorlo You 0.5%
Total Traffic Trends
Market
blackboard.com
400M
200M
0
300M
100M
May 2022
Jul 2022
Sep 2022
Domain vs Market: Growth by Sources
Sep vs. Aug 2022
Market
blackboard.com
Direct
Paid
Referral
Social
Search
Traffic Generation Strategy
Sep 2022
Direct
Referral
Search
Social
Paid
Market
blackboar...
Domain vs Market: Audience
Sep 2022
Market
blackboard.com
Age
40%
30%
20%
10%
0%
18-24
25-34
35-44
45-54
55-64
65+
Sex
100%
75%
50%
25%
0%
male
female

Picture 4: Market Traffic: Competitor Honorlock®


Market Traffic
Industry competitors honorlock.com
Worldwide
SEMRUSH
Total
400M
200M
0
Visits
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022

Picture 5: Market Geographical Distribution (Industry Competitors)


Market Geo Distribution
Industry competitors honorlock.com
Sep 2022 (vs. Aug 2022)
SEMRUSH
Top Countries
Top Changes
Countries
Market Share
Traffic
Changes
United States 44.73% 99.7M +10.53%
Trinidad And Tobago 10.11% 22.5M +193,390.31%
Peru 5.69% 12.7M +180.23%
Canada 3.88% 8.6M +40.04%
India 2.48% 5.5M +11.12%

Industry competitor info featured in this plan have included companies such as Honorlock®, Proctorio®, Proctor360®, Proctortrack®, ProctorU®, Blackboard®, and others. Based on the data found through the market analysis, trends and search summaries, the most up to date market trends are as follows (*See Chart 3 and Pictures 6-10*):

Market Trends by Competitors

Table 12: Market Trends by Category for Each Competitor

Target	Visits	Unique Visitors	Pages / Visit	Avg. Visit Duration	Bounce Rate
honorlock.com	1.1M ↑13.75%	383K ↓12.29%	1.9 ↓12.97%	07:40 ↓7.63%	52.66% ↓5.83%
proctoru.com	2M ↑23.38%	472K ↓19.77%	9 ↑60.95%	51:27 ↑138.93%	21% ↑8.42%
proctortrack.com	51K ↑13%	40K ↑3.84%	1.3 ↓36.57%	00:29 ↓90.46%	80.75% ↓48.93%
proctorio.com	73K ↓35.86%	57K ↓38.08%	2.2 ↑23.07%	02:44 ↑86.36%	59.42% ↑2.93%

blackboard.com	115M ↑52.75%	15M ↓1.79%	4 ↓10.43%	12:16 ↓10.13%	43.8% ↑0.75%

Picture 6: Visits by Competitors



Trend by Competitors
SEMRUSH
All devices | Worldwide | Apr – Oct 2022
Visits
Unique Visitors
Pages / Visit
Avg. Visit Duration
Bounce Rate
170M
90M
45M
0
Visits
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
honorlock.com
proctoru.com
proctortrack.com
proctorio.com
blackboard.com

Picture 7: Unique Visitors by Competitor



Trend by Competitors
SEMRUSH
All devices | Worldwide | Apr – Oct 2022
Visits
Unique Visitors
Pages / Visit
Avg. Visit Duration
Bounce Rate
22M
11M
5.5M
0
Unique Visitors
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
honorlock.com
proctoru.com
proctortrack.com
proctorio.com
blackboard.com

Picture 8: Number of Pages per Visit by Competitor



Trend by Competitors
SEMRUSH
All devices | Worldwide | Apr – Oct 2022
Visits
Unique Visitors
Pages / Visit
Avg. Visit Duration
Bounce Rate
13
8
4
0
Pages / Visit
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
honorlock.com
proctoru.com
proctortrack.com
proctorio.com
blackboard.com

Picture 9: Average Visit Duration Per Page


Trend by Competitors
All devices
Worldwide
Apr – Oct 2022
SEMRUSH
Visits
Unique Visitors
Pages / Visit
Avg. Visit Duration
Bounce Rate
01:13:19
25:00
00:00
Avg. Visit Duration
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
honorlock.com
proctoru.com
proctortrack.com
proctorio.com
blackboard.com

Picture 10: Average Bounce Rate per Competitor


Trend by Competitors
All devices
Worldwide
Apr – Oct 2022
SEMRUSH
Visits
Unique Visitors
Pages / Visit
Avg. Visit Duration
Bounce Rate
95.02%
50%
25%
0%
Bounce Rate
Apr 2022
May 2022
Jun 2022
Jul 2022
Aug 2022
Sep 2022
Oct 2022
honorlock.com
proctoru.com
proctortrack.com
proctorio.com
blackboard.com

Picture 11: Competitor Traffic Sources


Traffic Sources
All devices
Worldwide
Sep 2022
80M
60M
40M
20M
0
Visits
Paid

Picture 12: Traffic Journey by Competitor


Traffic Journey
honorlock.com, proctoru.com, proctortrack.com, proctorio.com, blackboard.com
All devices
Worldwide
Sep 2022
Top Sources
Out of 1,161
Direct
58.93%
microsoftonline.com
7.72%
Google organic * google.com
4.53%
laureate.net
1.7%
utsa.edu
1.39%
honorlock.com
proctoru.com
proctortrack.com
proctorio.com
blackboard.com
Top Destinations
Out of 2,915
blackboardcdn.com
5.16%
microsoftonline.com
2.79%
cengage.com
1.24%
uic.edu
0.89%
mheducation.com
0.78%

Picture 13: Traffic Sources by Country (Visits)

Traffic by Country

All devices | Sep 2022

Visits | Unique Visitors

Country	honorlock.com	proctoru.com	proctortrack.com	proctorio.com	blackboard.com
United States	1.1M 96.51%	835K 41.2%	40K 79.35%	60K 82.52%	52M 45.44%
Canada	10K 0.94%	65K 3.19%	6.6K 13.03%	3.3K 4.55%	n/a
Germany	7.2K 0.65%	n/a	n/a	n/a	n/a
India	6.8K 0.61%	n/a	690 1.36%	n/a	n/a
Saudi Arabia	4.9K 0.44%	n/a	n/a	n/a	n/a

In reviewing the data determined by the analytics software used above, it has found to be consistent with earlier studies whereby over half of the universities selected used proctoring software tools. Prior efforts of competitors used marketing strategies via key word logging, traffic, market condition, and market trends, as evidenced in a study by EduCause that

specifically shares data about the prevalence of U.S. based proctoring services. As a new entrant, it is important to consider past performance of market competitors. To confirm the information was aligned with our current analysis, further analysis indicated that Proctorio® and Respondus® and Honorlock® yielded 3,290 key word results same or similar as both the Educause study and Zero Cheating's marketing analysis. All indicated that the words mentioned were highly active amongst educational institutions and over 100 institutions in the study adopted one of the three competitors above as well as Examity®. Nearly 63% of educational institutions in Canada and 66% in the United States have adopted proctoring software and are using them (*See Table 13*). Additionally, nearly 90% of U.S. universities mention these types of services either on their websites or through their marketing practices.

Table 13. Mentions of Proctoring Software on US and Canadian College and University Websites

	Any	Respondus	Proctorio	ProctorU	Examity	HonorLock
United States and Canada	62.9%	52.4%	19.6%	25.7%	18.0%	7.7%
United States	65.8%	54.9%	21.2%	27.8%	18.4%	8.4%
Canada	39.2%	31.9%	7.3%	9.1%	14.2%	1.7%

In the picture below, representation of proctoring software on college or university websites or Canadian provinces are also shown (*See Picture 14*).

Picture 14: Proctoring Software adoption in the U.S. and Canada


100%
0%

Overall, the data in pictures 1-14, and the accompanying tables and figures are a good indicator of how the digital and social space is embracing and reacting to proctoring software companies and distribution. It also provides robust information on prospective market expansions and how the closest competitors are performing and spending their marketing dollars through the usage of the keyword data, search engine optimization, and traffic of the competitors. Zero Cheating intends to follow a same or similar pattern for online marketing and domain optimization in order to gain customers.

2.5 Customer Target Market Segmentation

The education industry is vast with millions of students world-wide. In higher education alone. By 2030, there is said to be over 380 million students worldwide. Student enrollment numbers increase to 472 million by 2035 and are expected to increase to 594 million by 2040. The annual growth rate for the educational industry sector is approximately 4.2% per year.

E-learning has also exponentially increased at both higher institutions and corporations. Similarly, it is aggressively being adopted in K-12 institutions. The flexibility of online learning has provided an advantage for multi-dimensional learners that seek to engage and be engaged. Online proctoring has become a prominent solution for all end users. Zero Cheating's Executive Summary specifically provides support for the domestic higher education, executive and international higher education markets. However, considering the flexibility in online learning in K-12 markets and the need for proctoring of exams, Zero Cheating could potentially serve the K-12 demographic as well.

As technological functionality improves and institutions continue their commitments for virtual proctoring services, Zero Cheating's offerings are an increasingly valued support system. The online exam and assessment proctoring software market in 2021 yielded $624m. The global online exam proctoring software is expected to grow significantly with a CAGR of 16.4% by 2028 reaching $1,5bn. In addition to the United States, Germany, India, Japan and South Korea are expected to be global leaders.

The customer demographic for the market is expansive given the opportunities to apply the software to the three aforementioned markets. In addition, the K-12 market is not considered in the current Executive Summary, which additionally provides a wider range of unchartered investment opportunity. The current customer demographics using the software include but are not limited to:

Primary customer:

- College/Universities in the US: 5,300

Primary user (United States):

Gender:

- Male College/University students: Approx., 40.5% of U.S. college/university population
- Female College/University students: Approx., 59.5% of U.S. college/university population

Age:

- The average age for students enrolled full-time in undergraduate programs is 21.8 years old.
- The average age of part-time students is 27.2 years.
- 49% of all undergraduate and postgraduate students were 20-21 years old.
- 2.8% of college students are under 18.
- 0.2% of college students are aged 55 and older.

Secondary Customer:

Number of firms:

- There are 804,000 firms in the United States with approximately 10+ employees.
- There are over 226,000 firms doing $2.5m or more in gross revenue.
- Both types of firms, with high employee or ration or gross revenue are likely to utilize upskilling, training, tooling, or certificate education requirements whereby Zero Cheating has a place.

Using a database of 30 million profiles, Zippia® estimates demographics and statistics for Business Executives in the United States, verified against BLS, Census, and current job openings data for accuracy. The data science supports:

Secondary User:

There are over **11,293** Business Executives currently employed in the United States.

- 38.8% of all Business Executives are women, while 55.2% are men.
- The average age of an employed Business Executive is 44 years old.
- The average age of an MBA or Graduate student is 30 years old. Said working age students are in the earlier parts of their career, still finding education a prominent component of their career profile.

- The average of age for a graduate student is 38 with certificate seekers, executives needing upskilling or training ranging from 40-50.

Number of Educational Services and Support Institutions:

Second to corporate firms, there are specifically education centers with the following NAICS codes that can serve prospective customers in the secondary market.

Total educational service firms: 427,476 (including colleges, universities, primary, secondary education, and professional schools). Additional educational service firms: 175,666

6114	Business Schools and Computer and Management Training	5,257
611410	Business and Secretarial Schools	853
611420	Computer Training	3,990
611430	Professional and Management Development Training	414
6115	Technical and Trade Schools	14,232
611511	Cosmetology and Barber Schools	3,104
611512	Flight Training	1,246
611513	Apprenticeship Training	442
611519	Other Technical and Trade Schools	9,440
6116	Other Schools and Instruction	145,848
611610	Fine Arts Schools	28,956
611620	Sports and Recreation Instruction	48,027
611630	Language Schools	2,345
611691	Exam Preparation and Tutoring	9,410
611692	Automobile Driving Schools	5,651
611699	All Other Miscellaneous Schools and Instruction	51,459
6117	Educational Support Services	10,329
611710	Educational Support Services	10,329

Tertiary Customer:

Global Education Institutions (Universities and Colleges only):

- College or university student population (India, Indonesia and China only): 45 million

India:

- Undergraduate enrollment is between 19-23 years old, with 48.6% female and 52.4% male.

- Industry Market size: $50+bn
- General enrollment in higher education: $38m
- By 2030, India expects to increase enrollment to 140m students in higher ed institutions.

Indonesia:

According to the World Bank and Education in Indonesia, the Indonesian school system alone is immense and diverse. With over 50 million students and 2.6 million teachers in more than 250,000 schools, it is the 3rd largest education system in the Asia region and the fourth largest in the world (behind only China, India and the United States).

According to UIS data, the number of Indonesian degree-seeking students enrolled overseas has grown by nearly 62 percent since 1998, reaching a high of 47,317 in 2016. Indonesia's growth is the third-largest sender of international students among ASEAN member states in 2017, behind only Vietnam (82,160) and Malaysia (64,187). Considering more than 40 percent of Indonesia's population is under the age of 25, with approximately 27 percent under the age of 15; the median age is approximately 30.5 years. The large university-age population means that Indonesia has a substantial pool of potential international students. According to the World Bank Data, nearly 55% of the university population is female compared to 45% male. The average age of a graduate student in Indonesia is 26. The growth in Indonesia is expected by increase as a top provider for economic opportunity by 2050 with tremendous growth in education for outward and inward mobility.

***China*:**

Higher education plays a key role in Chinese culture and economic advancement. The primary customer for the Chinese market includes 3,013 colleges and universities with over 40m students enrolled in mainland China.

Per statistics in 2020, 3.14m students were enrolled in masters and doctoral degree programs at colleges and universities in China. 3.77m students earned a short-cycle degree or certificate program.

- The female education participation level has now reached 56.6% compared to only 44.4% of men.
- 85% of women support and gain value in higher education and continued lifelong learning.
- Graduate students age for masters' level students is 24.5 and doctoral is 26.5

In sum, there is a vast population of institutions globally in which Zero Cheating can expand for secondary and tertiary market share.

2.6 SWOT Analysis

The online proctoring market is expected to grow by a CAGR of 18.1% during the forecasted periods of 2021-2028. Institutional and company interest are the main drivers for an upward trajectory. Zero cheating maintains internal strength as a company whose executive team has business development experience and existing partnerships with prospective customers.

Strengths, opportunities, threats and weaknesses for Zero Cheating include:

Strengths:

- Low-cost solution with easy implementation
- Access to customers in industry through existing relationships
- Allows the control over conducting exams fairly
- Patent-pending solution to ongoing problem
- Single point of contact for proctors
- Global usage through virtual test facilities
- Full upper-body exposure through wide angle camera lens
- Vendor-client based model is primarily good for large-scale operations
- Mock testing, secure browser interface, complementary support and training
- Video, audio streaming and recording during exams
- Customized reporting with activity trail and accuracy score
- Cloud-based scalable solution with live camera

Weaknesses:

- Software development may be delayed
- Camera prototyping may be delayed
- Testing schedule coordination may be time consuming
- Troubleshooting of technology features (i.e., retina scanning)
- Positioning the company brand to differentiate its uniqueness compared to existing competition
- Surveillance may not be 100% accurate, risk of reputation loss
- Operational challenges due to poor design and or user experience (accuracy of reports, camera scanning issues, software glitches)
- Need to build long-term trust amongst prospective clients

Opportunities:

- Current solutions not entirely accurate in solving proctoring problems
- Ability to provide patented technology and software solution
- Remote test-taking market continues to grow

- Prevention of ongoing lawsuits for current proctoring practices
- Poorly designed examination systems allow for new entrants to market
- Ability to penetrate growing secondary and tertiary markets
- Access to potential primary, secondary and tertiary clients in target capacities than existing competitors.

Threats:

- Prospective clients are in long term contracts
- Sales pipeline from intention to transaction may be lengthy
- Existing competitors with capital to improve software platforms and technology
- Patent novelty still in pending approval status by USPTO
- Corporate or University stakeholders have prolonged decision-making process, which can slow growth for the company
- 'Boys club' mentality – need extensive contacts in industry to penetrate

2.7 Positioning Statement

As colleges struggle to preserve academic standards by deterring cheating while balancing the privacy rights of students, Zero Cheating is positioned to solve the issues many predecessors like Honorlock® and other competitors have been facing.

For the Competition:

Zero Cheating is for universities, colleges, corporations, and testing centers that need online exam proctoring services. Zero Cheating is a proctoring software service company that detects, prevents, and reports inaccuracies in privacy and authentication when it comes to online test-taking. Unlike its competitors, Zero Cheating uses biometric retina and facial scanning, full-camera view spanning and motion sensors to detect involuntary movements.

For the Customer:

For universities, colleges, corporations, and testing centers, Zero Cheating is the premiere proctoring software solution that will solve the inaccuracies in false reporting and authentication, while maintaining university integrity and keeping student privacy concerns at bay.

2.8 Milestones

Zero Cheating's milestones remain consistent throughout the first five years with an emphasis on where the company is, where it is headed, and where it is expected to be (*See Chart 3 – Milestones for Zero cheating Y1-Y5*).

Chart 3: General Milestones for Zero Cheating Y1-Y5


Y5
• Expand secondary market
• Review tertiary market for
Y4
• Cement staying power
• Expand client base
• Generate testament
Y3
• Gain traction
• Expand market presence
• Create brand footprint
Y2
• New hires
• New features tested
• Soft launch with new customers
Y1
• Raise Funding
• Product Development
• Beta Launch
• Testing and Debugging

Marketing milestones for Zero Cheating also reflect the needs of the company based on prior analyses of its' offerings, competitors, and market position as a new entrant. Distribution and marketing milestones are a significant part of the company's goals (*See Charts 4 and 5 – Distribution and Marketing Milestones for Zero Cheating*).

Chart 4: Distribution Milestones for Zero Cheating

Distribution Milestones Q1-Q4 Y1


Stage 1: Startup & Investor
Pre-orders
General exposure
Soft raise
Stage 2: Introduction to
Website created
Patents confirmed
Camera and software developed
Beta launch
Stage 3: Phase 1 of Growth Strategy
Sales team developed
Begin partnerships with accelerators
Stage 4: Extension and Expansion
Additional investor relationships
Expansion in primary market

Chart 5: Marketing Milestones for Zero Cheating


Marketing Milestones Q1-Q4 Y1
Stage 1: Pre-Marketing
Website pages and SEO
WeFunder campaign page
Public relations
Identifying partners and interest for raise
Stage 2:Brand Building
Digital Branding
Digital Advertising
Public Relations
Content Distirbution
Stage 3: Marketing Growth
Digital Advertising
Cross promotion
Public Relations
Social Media
Email/Drip campaigning
Influencer campaigning
Stage 4: Extension and Expansion
Field Marketing
A/B Testing
Digital Advertising
Industry SEM
Extend marketing efforts through geo footprint

2.9 Management Summary and Gaps

Additional personnel shall be required for Zero Cheating to ensure threats are minimized, and strengths are demonstrable to prospective clients, all of whom have large stakeholders.

Personnel salaries for staff Y1-Y5 are listed below:

Y1:

- Salary for CEO: $100k
- Salary for Chief Business Development/Strategy Officer: $350k
- Admin: $45k
- Software Development: $75k

Y2:

- Salary for CEO: $100k
- Salary for Chief Business Development/Strategy Officer: $350k
- Development Team: (2 @ $75k): $150k
- Sales personnel (3 @ 40k): $120k
- Admin: $45k
- Customer Service and Support (2 @ $30k): $60k
- Chief Compliance Officer Salary $100k

Y3:

- Salary for CEO: $150k
- Salary for Chief Business Development/Strategy Officer: $350k
- Vice President: Global Strategy: $150k
- Development Team: (5 @ $75k): $375k
- Sales personnel (8 @ $40k): $320k
- Admin: $45k
- Customer Service and Support (3 @ $30k): $90k
- Chief Compliance Officer Salary $100k

Y4-5:

- Salary for CEO: $150k
- Salary for Chief Business Development/Strategy Officer: $350k
- Vice President: Global Strategy: $150k
- Development Team: (5 @ $75k): $375k
- Chief Technology Officer: $200k
- Sales personnel (12 @ $40k): $480k
- Admin: $45k
- Customer Service and Support (8 @ $30k): $240k
- Chief Compliance Officer Salary $100k

3.0 Financial Model and Plan

Zero Cheating is currently self-funded by its' founder and is seeking preliminary capital to support the organization as it develops it's servicing software. Funds raised shall be utilized to launch business development activities for Zero Cheating upon completion of its' primary testing round. Preliminary testing includes distribution of 100 cameras and software tools for to multiple universities to beta test the system. Several universities have already been selected and have agreed to participating in the beta test.

The founder of Zero Cheating has already contributed an excess of $50,000 into the business by covering expenses for patent acquisition, prototype development, business plan writing and camera inventory. Zero Cheating is also seeking Letters of Intent from prospective investors contingent on proof of concept through testing.

Zero Cheating has the ability to leverage its' executive team's contacts at each one of the colleges and universities in the United States. The United States college and university totals are approximately 6,063, with 5,300 as the primary target. As illustrated, the target market is based on differing contributors in size, geography, and practice. There are also thousands of authorized GED and other certification test centers throughout the United States as well. While the numbers of centers for test-taking are just one of the prospects, it is clear that with 19.6m college students in the United States there is certainly a market for the service (*See Appendix – Exhibit A – List of Current University Leads/Clients of CBDO*).

Assumptions:

Primary Market:
United States (Undergraduate and Graduate students):

- College or university student population: 19,600,000 (United States only)
- College/Universities in the US: 5,300
- Number of students per school: 3,698
- Zero Cheating market share by Y5 (20%): 1,060 Colleges
- Cost of service: $10.95 per student cost annually
- Zero Cheating conservative earnings: $31,193,000

All services are automated, which allows for multiple proctoring of exams for the annual student cost of $10.95 per student.

Secondary Market:
United States (Executive Education – Non-Degree Seeking):

- *Total Number of firms yielding $1m+ in revenue with 20+ employees: 719,716*

- *5% of firms require proctoring software for certifications or licensures: 35,985*
- Cost of service: $19.95 per corporate partner*
- Zero Cheating market share (25%): 8,996 corporate partners.
- Zero Cheating conservative earnings*:* $14,322,348

  **Zero Cheating's conservative earnings can increase by adjusting the price per camera, as many firms have tax deductions in place for company investments in such technology.*

With executives also engaging in online learning that require for-credit programs in the U.S., many are taking exams in a proctored-type setting. The credit hour is the standardized building block by post-secondary institutions and corporations used to assess a students' learning and progress. It is also a cornerstone for funding in professional upskilling and training. The United States provides a $5,250 federal tax deduction to those corporations for reimbursement to professional executive students for their continued learning. U.S corporations spend nearly $180bn annually on formal training and development of which, $28bn is through tuition reimbursement.

Of these U.S. corporations, 92% offer educational benefits with 63% towards tuition assistance, 51% toward training seminars, 50% toward continuing education credits, 44% for licensure exams, and 35% toward general professional development programs. Moreover, as of October 2021, there are 719,716 U.S. firms with 20+ employees. In juxtaposition, there are over 1.15mn firms in the U.S. that have annual sales exceeding $1m.

The executive education market has been on an extended increase with expectations of growth to reach 11.2% CAGR by 2031. The industry's current revenue exceeds $37bn currently with over 80% engaging with universities for certificates, graduate and other professional education programs. In the same, these projections include revenue growth exceeding $109.6bn by 2031.

Should Zero Cheating retain 1% of those 1 million corporations with gross revenues exceeding $1m as clients with the same fee charged as to educational institutions for proctoring their employees on certifications, for-credit program exams, licensures and the like, revenues could exceed $100m alone. Assuming 50% of the 719,716 U.S. firms (359,858 total) with 20+ employees engage in tuition assistance, continuing education, licensure exams or other (with 10 students at each corporation minimum), revenues for Zero Cheating at minimum would be $35m+ for corporations identified in the United States alone. Satellite offices over-seas and or organizations whose headquarters lay in other countries may be considered subsequently.

Tertiary Market*:*

Global Education (Colleges and Universities)

- College or university student population (India, Indonesia and China only): 45 million

- Zero Cheating market share (1%): 450,000
- Number of students per school: 3,698
- Cost of service: $10.95 per student
- Zero Cheating conservative earnings: $4,477,500

Global educational technology is vital to the success of online learning. In 2019, investments grew to $187.9bn in industry, with the hopes that students learn at their own pace and skill level. There is also interest in eliminating barriers to learning, such as; reducing costs, and increasing both efficiency and integrity of the virtual learning experience.

College and university systems are vast in the global marketplace. Indian higher education yields over 34.3 million students alone and is ranked as having the most universities globally with 5,288. Nearly 31 million of the student population engage in graduate and post-graduate studies where proctoring services are often needed.

Indonesia and China are also leading higher education with 2,595 universities and 2,565 universities respectively. As of 2020, Indonesia has 3 million state university students and many more in private institutions. Nearly 8 million students represented the graduate and undergraduate programs at public colleges and universities in China. Currently, approximately 22% of students in higher education attend private institutions in China.

With only considering these three populated countries it is foreseeable that Zero Cheating can procure 1% of the student population in same. With only accessing 450,000 students, Zero Cheating stands to yield $4.48m in potential earnings.

For bandwidth of potential global earnings *See Chart 6*: Number of Universities World-Wide (2021):

‘

Chart 6: Number of Universities World-Wide (2021)


Estimated number of universities worldwide as of July 2021, by country
India
United States of America
Indonesia
China
Brazil
Mexico
Japan
Russian Federation
Iran
France
Germany
Canada
Poland
South Korea
Malaysia
Pakistan
Ukraine
Colombia
Philippines
United Kingdom
Nigeria
Spain
Italy
Turkey
Tunisia
5,288
3,216
2,595
2,565
1,297
1,173
1,063
1,058
704
617
459
387
379
375
374
358
315
293
290
280
279
266
239
213
203
0
1,000
2,000
3,000
4,000
5,000
6,000
Number of universities
Source
CSIC (Cybermetrics Lab - "Webometrics Ranking of World Universities")
© Statista 2022
Additional Information:
Worldwide; July 2021

Five-Year Forecast Strategy

Table 14: Five-Year Forecast Strategy

Y1: R&D for hardware, Software development, and marketing/sales outreach
Y2: Initial U.S. penetration with 18/months
Y3: U.S. + Initiate Corporate testing center sales
Y4: US + Corporate Growth
Y5: U.S. + Corporate + Initiate International University sales

Financial Assumptions - Corporations, U.S. and Global Education

Table 15: Executive Financial Summary

Financial Projections	2022	2023	2024	2025	2026
Revenue	0	$4,292,400	$11,807,502	$26,725,779	$44,642,106
Cost of Revenue	0	1,960,000	5,169,800	11,612,100	19,349,400
Gross Margin	0	$2,332,400	$6,637,702	$15,113,679	$25,292,706
Operating Expenses	$687,500	$2,206,360	$3,033,247	$4,701,407	$5,783,961
EBITDA	**($687,500)**	**$126,040**	**$3,604,455**	**$10,412,272**	**$19,508,745**

The financial projections are conservatively based upon capturing only 20% of the total market share. As a benchmark, the market leader Respondus® has 65% followed by Proctorio® at 23%. Not only does Zero Cheating offer a significantly better patent-pending solution, Universities do not sign exclusive agreements. In fact, many universities use multiple proctoring services at a time. Thus, it is possible for Zero Cheating to achieve up to 60% of the market share resulting in a 4x increase in EBITDA and value.

Additionally, the above projections conservatively assume Zero Cheating covers the entire cost of the camera. Universities can either pay for the camera or pass on the cost in admin/ technology fees to students. In the event the camera cost is passed on to the customer, the YR 5 EBITDA rises to nearly 30 million or a 2x multiple of the current forecast. Thus, the above forecast is a worst-case scenario of both market share and cost structure.

Table 16: Balance Sheet

Balance Sheet	2023	2024	2025	2026	2027
Assets					
Cash	$37,500	$326,873	$3,417,455	$11,717,284	$26,921,135
Accounts Receivable	0	0	0	0	0
Total Current Assets	37,500	326,873	3,417,455	11,717,284	26,921,135
Future Tax Credit	172,500	141,615	0	0	0
Gross PPE	25,000	25,000	25,000	25,000	25,000
Accumulated Depreciation	2,500	5,000	7,500	10,000	12,500
Fixed and Other Assets	195,000	161,615	17,500	15,000	12,500
Total Assets	**$232,500**	**$488,488**	**$3,434,955**	**$11,732,284**	**$26,933,635**
Liabilities					
Accounts payable	0	163,333	408,333	898,333	1,470,000
Total Liabilities	**$0**	**$163,333**	**$408,333**	**$898,333**	**$1,470,000**
Equity					
Paid in Capital	750,000	750,000	750,000	750,000	750,000
Retained Earnings	-517,500	-424,845	2,276,622	10,083,951	24,713,635
Total Equity	**$232,500**	**$325,155**	**$3,026,622**	**$10,833,951**	**$25,463,635**
Total Liabilites and Equity	**$232,500**	**$488,488**	**$3,434,955**	**$11,732,284**	**$26,933,635**

**Note: the company purchases cameras as ordered and thus does not carry inventory.*

Table 17: Income Statement

Income Statement	2023	2024	2025	2026	2027
Revenue	**$0**	**$4,292,400**	**$11,807,50**	**$26,725,77**	**$44,642,10**

Cost of Sales	0	1,960,000	5,169,800	11,612,100	19,349,400
Gross Margin	**$0**	**$2,332,400**	**$6,637,702**	**$15,113,67**	**$25,292,70**
Operating Expenses					
Sales & Marketing	25,000	1,268,860	1,903,559	3,321,485	4,391,527
Research & Development	0	93,750	98,438	348,672	361,184
General & Administrative	662,500	843,750	1,031,250	1,031,250	1,031,250
EBITDA	**($687,500)**	**$126,040**	**$3,604,455**	**$10,412,27**	**$19,508,74**
Depreciation and Amortization	2,500	2,500	2,500	2,500	2,500
EBIT	**($690,000)**	**$123,540**	**$3,601,955**	**$10,409,77**	**$19,506,24**
Taxes	($172,500)	30,885	900,489	2,602,443	4,876,561
Net Income	**($517,500)**	**$92,655**	**$2,701,467**	**$7,807,329**	**$14,629,68**

Table 18: Cash Flow Statement

Cash Flow Statement	2023	2024	2025	2026	2027
Beginning Cash	**$0**	**$37,500**	**$326,873**	**$3,417,455**	**$11,717,284**
Operations	(687,500)	289,373	3,090,582	8,299,829	15,203,851
Investments	(25,000)	0	0	0	0
Financing	750,000	0	0	0	0
Ending Cash	**$37,500**	**$326,873**	**$3,417,455**	**$11,717,284**	**$26,921,135**

Table 19: Personnel Head Count

Head Count	2022	2023	2024	2025	2026
Sales and Marketing	0	7	13	22	22
Research and Development	0	1	1	2	2
General and Administrative	2	4	5	5	5
Total	**2**	**12**	**19**	**29**	**29**

The company seeks to raise $750,000 to cover startup costs and expenses through its break-even cash flow of Month 13.

Table 20: Use of Funds

Use of Funds	
Legal Contracts	**$15,000**
Website Development	10000
Sales and Marketing Programs	25000
General and Administrative	662500
Cash Cushion	37500
Total	**$750,000**

3.1 Company Exit Strategy

The following opportunities are available to Zero Cheating should it meet the goals and expectations of the business plan. A sample invoice of prospective sales has been provided in the Appendix, marked as *Exhibit B – Invoice for Proctoring Services by Honorlock® and Florida State University* in the amount of approximately $354,000. Said invoice demonstrates the sales capacity with one primary target.

Merger and or Acquisition:

Zero Cheating has several potential opportunities for an acquisition, or merger. Some of the online education and edtech companies positioned to acquire Zero Cheating, include:

- McGraw-Hill®
- Blackboard®
- Brightspace®
- Sakai®
- Canvas®
- Pearson®
- Chegg®
- Duolingo®
- Coursera®
- Udemy®
- Coursera®

- Emeritus®
- Zschool®
- 2U®
- Guild®
- Moodle®

The current business can also continue its life span with an extended reach of growth in terms of product, geography and market penetration through a merger and or acquisition. A potential merger with a learning management platform may even increase the company's capabilities and value. A merger can allow for an extension of market power, reducing competition, and increase bargaining power with suppliers for the cost of goods sold and or variable pricing on margins for larger sales opportunities. Through a merger, shared access to resources can increase speed of processing and speed of client acquisition. Improving tax efficiency and costs may also occur through the merger of a combined balance sheet.

Disadvantages of a merger may include a significant upfront investment for either party, higher failure rate, organizational culture clash between both companies, excessive valuations, exaggerated of strategic fit, underestimation of organizational dilemmas and costs to procure, change in ownership structure and or leadership.

Alternatively, the advantages of Zero Cheating's patent-pending software and camera features in conjunction with the business model could raise options for a buy out from an existing learning management platform or proctoring service company. The forecasted valuation presented could provide for a lucrative merger or buy-out.

Taking the aforementioned into account as well as the global direction of the organization the following types of mergers and acquisition solutions may be available to Zero Cheating.

- Horizontal acquisition
- Market extension acquisition
- Vertical acquisition
- Conglomerate acquisition
- Congeneric acquisition
- Reverse takeover (SPAC)
- Acquihire

Initial-Public Offering:

Given the breadth of potential expansion, bandwidth of the product, and available market share and growth, Zero Cheating has the opportunity to hold the company privately or make it public on the stock exchange. An initial public offering would allow additional shareholders to invest in the company, allow for continued scalability and potentially prepare its founder for sale of the corporation. An IPO is also a good way for the founder or initial investors to recoup initial

funds well spent. Disadvantages may include a lock-up period on the sale of stocks.

Private or Management Buy-out:

Should the company remain private the founder may also sell the company to one of its' initial interested investors, management or otherwise. The initial investments in the company may allow for potential dividends, payback or even perpetuity for those invested upon sale. If the founder sells the firm to someone already running the company, the longevity may be enticing to existing investors to stay on board, re-invest more funds or wait longer for a return based on new company objectives.

The initial seed money for the company to launch is minimal compared to the existing valuation on the company and the intellectual property assigned to the corporation, which stands as valuable on its' own. The company is showing strong markings for a potential investment and future buyout with merely acquiring a market share not much greater than existing counter players.

It is the contention of Zero Cheating's executive summary to generate interest in investment opportunities for the company and its product or service. It is the suggestion by experts in field that Zero Cheating has the potential opportunity to penetrate the market exceedingly well and position itself for a comfortable merger, acquisition, or sale.

Table 21: Multiple Earnings Exit Estimation Valuation

Exit Estimation	
Year 5 EBITDA	$ 19,508,745
EBITDA Multiple (education sector)	10
Exit Value	**$ 195,087,452**

The above table assumes the most conservative and worst-case scenario in terms of only 20% market share and Zero Cheating covering 100% of the camera cost. A most-likely scenario of 30% market share and passing 50% of the camera costs on to clients yields an EBITDA of $60M corresponding to an exit value of $600M. The best-case scenario would be 60% market share and passing on 100% of the camera costs results in an EBITDA $120M and a corresponding exit of $1.2 Billion.

3.2 Culmination of Business Plan Report:

Academic dishonesty clearly remains a huge concern, and online learning programs have traditionally carried additional risks when compared to in-person testing. Remote and

unmonitored students could easily look up information or pass their computer off to a friend for the duration of the test. Over the past two years, the software for remote learning has continually grown more accurate and more sophisticated to respond to these threats. Major remote proctoring trends include initiatives that have made services more secure and more efficient. The online exam industry has been using lockdown browsers and other methods to control the test-taking environment. Competitors have assisted in the prevention of using external online sources but have avoided the necessity of ensuring privacy and protection of the user resulting in litigation and false reporting.

While online proctoring has become more convenient, the methods by which the accuracy of the student performance is measured has failed as a lack of consideration for involuntary movements, identity authentication, and the inability to see the test taker in full view has been ignored. Current camera systems and the proctoring servicing companies have fallen short in providing an inclusive solution that detects and prevents these repetitive issues. As problems still remain, Zero Cheating is fully vested in combatting these challenges with its' patented product and software as a new market entrant.

Zero Cheating has been fortunate to have their predecessor's path paved and is approaching the industry from a well-researched and knowledgeable history. Zero Cheating is now at the forefront of providing a solution to an ongoing problem through a pragmatic and proactive approach already aware of the scrutiny in industry. With the following AI proctoring features, Zero Cheating is prepared to move full scale ahead and acquire the largest market share in industry.

- Facial, and fingerprint recognition to verify identity throughout the exam
- Voice recognition to detect sounds that indicate cheating
- Pattern recognition detects statistical anomalies or deviations from previous performances
- Object recognition to identify unauthorized people or objects in the environment
- Eye movement detection determines if someone is directing their attention elsewhere
- Side-view and 360-degree view full body camera panning

Finally, as of the most recent data in October 2022 the Global Online Proctoring Services for Higher Education market size will reach USD 1,187.57 million in 2029, growing at an additional CAGR of **16.4% from the current 18.1% by 2027** over the analysis period making it poignant time for Zero Cheating to fulfill its' business plan objectives and earnings expectations.

APPENDIX

APPENDIX TABLES, CHARTS, PICTURES and FIGURES

Table Summary:

Chart Summary:

Picture Summary:

Figures Summary:

Exhibit Summary:

APPENDIX - Exhibit A – List of Current University Leads/Clients of CBDO

1. Missouri State University
2. Stetson University
3. University of Las Vegas
4. George Washington University
5. University of Richmond
6. University of Wisconsin, Parkside
7. University of California, Riverside
8. Ithaca College
9. California State University, Chico
10. Pace University - Lubin School of Business
11. University of Houston - C. T. Bauer College of Business
12. University of California, Irvine
13. Tombolo Institute at Bellevue College
14. University of South Florida - Muma College of Business
15. Seton Hall University - Stillman School of Business
16. The George Washington University - School of Business
17. University of Colorado Boulder Leeds School of Business
18. University of California, Santa Barbara
19. Minnesota State University, Mankato
20. California State University - East Bay
21. University of Nevada, Las Vegas
22. University of Vermont
23. Florida International University
24. Georgia Southern University
25. Georgia College and State University
26. Valparaiso University
27. Visible Music College
28. Mercy College
29. University of Colorado – Colorado Springs
30. Cal Poly Pomona
31. Saint Joseph's College – Indiana
32. Texas A&M University
33. Ashland University
34. University of North Alabama
35. Shenandoah University
36. Ohio Christian University
37. University of Tennessee – Knoxville

38. Queens University
39. Thomas Jefferson University
40. Linfield University
41. Syracuse University
42. Charter Oak State College
43. Lindenwood University
44. Rockford University
45. Andrews University

*Contracts pending signatures in Higher Ed for CBDO:

- Pepperdine University
- St. Joseph’s University - Penn
- University of New Haven
- Fairfield University
- Dakota State University
- Cornerstone University
- Northwestern College
- University of Alabama at Birmingham
- Golden Gate University
- Oak Point University
- Kalamazoo Community College

APPENDIX – EXHIBIT B – INVOICE OF PROCTORING SERVICES PAID BY FLORIDA STATE UNIVERSITY FOR HONORLOCK®

Honorlock Inc.
2500 N Military Trl, Ste 322
Boca Raton, FL 33431 US
+1 8442432500
accountsreceivable@honorlock.com

FS20024407

Honorlock

BILL TO
Florida State University
Net 40 Payment Terms
invoices@fsu.edu
PAYABLES & DISBURSEMENT SERVICES
UCA-5607 UNIVERSITY CENTER
TALLAHASSEE, FL 32306-2391
United States

INVOICE 13292

DATE 01/30/2021 TERMS Net 45

DUE DATE 03/16/2021

DESCRIPTION	QTY	RATE	AMOUNT
Enterprise | Auto | Year 2: 03/16/2021 - 03/15/2022 | $11,00 users x 32,251 users	32,251	11.00	354,761.00

*

Please remit payment at your earliest convenience using our free online Bank Transfer option (Review and Pay button), or by check sent to 2500 N MILITARY TRL, STE 322, BOCA RATON, FL 33431.

Direct: +1.844.243.2500 Ext. 1040
Mobile: +1.561.900.4510

TOTAL DUE $354,761.00

Thank you for your business!
HL EIN: 82-1939155

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